Exhibit 99.2

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

1

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Contents

Page

Unaudited Consolidated Financial Statements:

Balance sheets	3

Statements of income	4-5

Statements of comprehensive income	6

Statements of changes in shareholders’ equity	7-10

Statements of cash flows	11-14

Notes to the unaudited consolidated financial statements	15-111

2

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31
		2 0 1 6	2 0 1 5	2 0 1 6
				Convenience
				translation
				(note 2D)
	Note	(in thousand NIS)		USD ’000
Current Assets
Cash and cash equivalents		89,688	157,851	23,326
Short-term deposits and investments		39,527	30,075	10,280
Trade accounts receivables		34,168	13,638	8,886
Other receivables	(3)	20,408	13,909	5,308
Inventories		1,865	2,071	485
		185,656	217,544	48,285
Non-Current Assets
Trading property	(4)	1,310,549	1,467,760	340,845
Deposits, loans and other long-term balances		16,420	21,899	4,270
Investments in associates and joint venture	(5,6)	26,949	292,183	7,009
Property, plant and equipment	(8)	721,635	704,166	187,681
		2,075,553	2,486,008	539,805

		2,261,209	2,703,552	588,090

Current Liabilities
Short-term credits	(9)	462,297	726,763	120,233
Suppliers and service providers		34,160	15,708	8,884
Payables and other credit balances	(10)	46,699	63,780	12,145
		543,156	806,251	141,262
Non-Current Liabilities
Borrowings	(11)	1,519,342	1,443,920	395,148
Other liabilities		57,155	66,530	14,865
Deferred taxes	(12)	92,942	82,787	24,172
		1,669,439	1,593,237	434,185
Commitments, Contingencies, Liens and Collaterals	(13)

Shareholders’ Equity	(14)
Share capital and share premium		1,105,974	1,105,973	287,640
Reserves		(787,765)	(862,054)	(204,887)
Retained losses		(406,698)	(224,632)	(105,768)
Attributable to equity holders of the Company		(88,489)	19,287	(23,015)
Non-controlling interest		137,103	284,777	35,657
		48,614	304,064	12,642
		2,261,209	2,703,552	588,090

3

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
		2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			USD ’000
		(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	(16A)	126,019	200,078	201,571	32,775
Revenues from Hotels operations and management	(16B)	135,839	147,886	197,007	35,328
Total revenues		261,858	347,964	398,578	68,103

Gains and other
Rental income from commercial centers	(16A)	66,417	83,849	113,661	17,274
Gain from sale of investees		-	6,712	11,301	-
Total gains		66,417	90,561	124,962	17,274

Total revenues and gains		328,275	438,525	523,540	85,377

Expenses and losses
Commercial centers	(16C)	159,806	290,360	291,864	41,562
Hotels operations and management	(16D)	115,367	126,849	173,918	30,004
General and administrative expenses	(16E)	10,257	16,678	39,785	2,668
Share in losses of associates, net	(6,7)	54,313	42,925	17,298	14,125
Financial expenses	(16F)	143,988	236,288	237,601	37,448
Financial income	(16G)	1,056	(2,154)	(6,317)	274
Change in fair value of financial instruments measured at fair value through profit and loss	(16H)	(2,707)	5,446	71,432	(704)
Financial gain from debt restructuring	(16I)	-	-	(1,616,628)	-
Write-down, charges and other expenses, net	(16J)	155,357	38,298	531,042	40,405
		637,437	754,690	(260,005)	165,783

Profit (loss) before income taxes		(309,162)	(316,165)	783,545	(80,406)

Income taxes expenses (tax benefits)	(12)	2,906	5,631	(2,287)	756

Profit (loss) from continuing operations		(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operations, net	(19)	-	6,874	(1,475)	-

Profit (loss) for the year		(312,068)	(314,922)	784,357	(81,162)

4

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (CONT.)

		Year ended December 31
		2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			USD ’000
		(Except for per-share data)

Attributable to:
Equity holders of the Company		(194,830)	(186,150)	1,008,999	(50,671)
Non-controlling interest		(117,238)	(128,772)	(224,642)	(30,491)
		(312,068)	(314,922)	784,357	(81,162)

Profit (loss) from continuing operations
Equity holders of the Company		(194,830)	(193,024)	1,010,619	(50,671)
Non-controlling interest		(117,238)	(128,772)	(224,787)	(30,491)
		(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operation, net
Equity holders of the Company		-	6,874	(1,620)	-
Non-controlling interest		-	-	145	-
		-	6,874	(1,475)	-

Earnings (loss) per share - (in NIS)	(16k)
Basic earnings (loss) per share:
From continuing operation		(21.20)	(21.00)	127.64	(5.51)
From discontinued operations		-	0.75	(0.19)	-
		(21.20)	(20.25)	127.45	(5.51)

Diluted earnings (loss) per share:
From continuing operation		(21.20)	(21.00)	127.64	(5.51)
From discontinued operations		-	0.75	(0.19)	-
		(21.20)	(20.25)	127.45	(5.51)

5

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000
	(Except for per-share data)

Profit (loss) for the year	(312,068)	(314,922)	784,357	(81,162)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(33,933)	(91,319)	24,262	(8,825)
Gain from cash flow hedge	1,670	2,081	702	434
Loss from available for sale investments net of reclassification reserve to profit and lost	-	-	(11,329)	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(32,454)	-	-
	(32,263)	(121,692)	13,635	(8,391)

Items not to be reclassified to profit or loss in subsequent periods (*):
Additions during the year	90,410	83,582	(79,393)	23,514
	90,410	83,582	(79,393)	23,514

Other comprehensive income (loss)	58,147	(38,110)	(65,758)	15,122

Comprehensive income (loss)	(253,921)	(353,032)	718,599	(66,039)

Attributable to:
Equity holders of the Company	(128,114)	(206,504)	958,878	(33,319)
Non-controlling interest	(125,807)	(146,528)	(240,279)	(32,720)
	(253,921)	(353,032)	718,599	(66,039)

(*)       All amounts are presented net of related tax.

6

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2014	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)
Profit (loss) for the year	-	-	-	-	-	-	1,008,999	1,008,999	-	1,008,999	(224,642)	784,357
Other comprehensive income (loss)	-	-	(10,789)	(71,734)	-	21,710	10,692	(50,121)	-	(50,121)	(15,637)	(65,758)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Stock based compensation expenses	-	-	-	-	715	-	-	715	-	715	4,321	5,036
Treasury stock and old stock cancellation	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	(47,431)	-	-	-	-	(47,431)	-	(47,431)	131,443	84,012
Expiration and exercise of option	-	-	38,234	-	-	-	-	38,234	-	38,234	(38,234)	-

Balance - December 31, 2014	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

7

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2015	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237
Loss for the year	-	-	-	-	-	-	(186,150)	(186,150)	-	(186,150)	(128,772)	(314,922)
Other comprehensive income (loss)	-	-	8,007	60,783	-	(109,649)	20,504	(20,355)	-	(20,355)	(17,756)	(38,111)
Stock based compensation expenses	-	-	-	-	845	-	-	845	-	845	(175)	670
Transaction with non-controlling interest	-	-	(148,066)	37,413	-	94,933	8,142	(7,578)	-	(7,578)	(50,565)	(58,143)
Expiration of options held by minority	-	-	-	-	546			546		546	787	1,333
Cancelation of treasury stock and old stock	-	50,918	-	-	(50,918)	-	-	-	-	-	-	-

Balance - December 31, 2015	-	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	-	19,287	284,777	304,064

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

8

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2016	-	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	-	19,287	284,777	304,064
Loss for the year	-	-	-	-	-	-	(194,830)	(194,830)	-	(194,830)	(117,238)	(312,068)
Other comprehensive income (loss)	-	-	2,015	76,025	-	(24,089)	12,765	66,716	-	66,716	(8,569)	58,147
Stock based compensation expenses	-	-	-	-	27	-	-	27	-	27	149	176
Transaction with non-controlling interest	-	-	40,903	-	-	(27,369)	-	13,534	-	13,534	(15,239)	(1,705)
Cancelation of stock based compassion	-	-	6,777	-	-	-	-	6,777	-	6,777	(6,777)	-

Balance - December 31, 2016	-	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	-	(88,489)	137,103	48,614

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

9

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand USD)

Balance - January 1, 2016	-	287,640	(88,923)	59,492	-	(194,770)	(58,417)	5,022	-	5,022	74,064	79,086
Loss for the year	-	-	-	-	-	-	(50,671)	(50,671)	-	(50,671)	(30,491)	(81,162)
Other comprehensive income (loss)	-	-	524	19,772	-	(6,270)	3,320	17,346	-	17,347	(2,228)	15,118
Stock based compensation expenses	-	-	-	-	7	-	-	7	-	7	39	46
Transaction with non-controlling interest	-	-	10,636	-	-	(7,118)	-	3,518	-	3,518	(3,964)	(446)
Cancelation of treasury stock and old stock	-	-	1,763	-	-	-	-	1,763	-	1,763	(1,763)	-

Balance - December 31, 2016	-	287,640	(76,000)	79,264	7	(208,158)	(105,768)	(23,015)	-	(23,015)	35,657	12,642

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

10

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000

CASH FLOWS FROM OPERATING ACTIVITIES

Profit (loss) for the year from continued operations	(312,068)	(321,796)	785,832	(81,162)

Adjustments to profit (loss):
Tax expenses(benefits) recognized in profit and loss	2,906	5,631	(2,287)	756
Finance expenses recognized in profit and loss	142,336	239,598	302,716	37,018
Financial gain from debt restructuring	-	-	(1,616,628)	-
Income tax paid in cash	(803)	(509)	(85)	(209)
Depreciation and amortization (including impairment)	196,141	123,145	582,745	51,012
Realization of foreign currency translation reserve in connection with sale operations	-	(56,063)	-	-
Profit from realization of subsidiary (Appendix A)	-	(4,147)	-	-
Profit from realization of investments in associates and joint venture	-	(6,713)	(11,301)	-
Proceeds from sale of investment in a joint venture	83,792	-	-	21,792
Share in losses of associates, net	54,312	42,925	17,298	14,125
Loss (profit) from realization of assets and liabilities	(7,973)	(4,872)	1,328	(2,074)
Stock based compensation expenses	189	1,047	5,036	49
Other	(410)	(488)	(20,679)	(107)
Change in trade accounts receivables	(22,797)	3,415	5,538	(5,929)
Change in receivables and other debit balances	(7,360)	10,968	22,739	(1,914)
Change in Inventories	106	(118)	198	28
Change in trading property and payment on account of trading property	18,708	181,680	214,171	4,866
Change in suppliers and service providers	20,929	(7,095)	(970)	5,443
Change in payables and other credit balances	(9,253)	(13,241)	(6,022)	(2,407)
Net cash provided by (used in) operating activities of continuing operations	158,755	193,367	279,629	41,287
Net cash provided by (used in) discontinued operating activities	-	(2,014)	1,506	-

Net cash provided by (used in) operating activities	158,755	191,353	281,135	41,287

11

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000
	(Except for per-share data)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from realization of investments in subsidiaries (Appendix A)	-	192,026	-	-
Purchase of property plant and equipment, and other assets	(2,872)	(23,630)	(4,525)	(747)
Proceeds from realization of property plant and equipment	22,278	12,916	7,230	5,794
Proceeds from realization of investments in associates and joint venture	-	76	-	-
Investments in associates and other companies	-	-	(3,193)	-
Proceed from realization of long-term deposits and long-term loans	14,549	10,197	-	3,784
Investment in long-term deposits and long-term loans	(10,851)	-	(3,365)	(2,822)
Interest received in cash	328	1,404	3,730	85
Change in short-term deposits and marketable securities, net and changes in restricted cash	(9,917)	5,070	47,186	(2,579)
Net cash provided by continued investing activities	13,515	198,059	47,063	3,515
Net cash provided by (used in) discontinued investing activities	-	37,737	(7,913)	-

Net cash provided by investing activities	13,515	235,796	39,150	3,515

12

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000
	(Except for per-share data)

CASH FLOWS FROM FINANCING ACTIVITIES

Interest paid in cash	(107,297)	(129,350)	(153,561)	(27,906)
Purchase of non-controlling interest	(701)	(62,059)		(182)
Proceeds from long-term borrowings	204,615	-	42,715	53,216
Repayment of long-term borrowings	(332,553)	(377,406)	(247,709)	(86,490)
Proceeds from purchasing of derivatives	(2,677)	(1,610)	-	(696)
Proceeds from transactions with non-controlling interests, net	-	-	54,885	-
Proceed from short-term credit	-	-	7,152	-
Repayment of short-term credit	-	(6,997)	-	-
Net cash used in continued financing activities	(238,613)	(577,422)	(296,518)	(62,058)
Net cash provided by (used in) discontinued financing activities	-	(2,135)	2,000	-

Net cash used in financing activities	(238,613)	(579,557)	(294,518)	(62,058)

Increase (decrease) in cash and cash equivalents	(66,343)	(152,408)	25,767	(17,254)

Cash and cash equivalents at the beginning of the year	157,851	323,182	311,181	41,054

Cash and cash equivalents related to discontinued operations at the end of the year	-	-	(6,290)	-

Net effect on cash due to currency exchange rate changes	(1,820)	(12,923)	(7,476)	(474)

Cash and cash equivalents at the end of the year	89,688	157,851	323,182	23,326

Non Cash activities:

A bank loan in amount of NIS 83.9 million was repaid by net company assets.

13

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000

APPENDIX A - Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	(15,591)	-	-
Property, plant equipment and other assets	-	203,470	-	-
Profit from realization of subsidiaries	-	4,147	-	-
	-	192,026	-	-

14

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.	Elbit Imaging Ltd. (“the Company”) was incorporated in Israel. The Company’s registered office is at 7 Mota Gur Street Petach-Tikva, Israel. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

●	Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale.

●	Hotel - hotel operation and management of the Radisson hotel Complex in Bucharest Romania.

●	Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

●	Plots in India - plots designated for sale which were initially designated to residential projects.

C.	Going concern

The Company consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its financial liabilities.

In accordance with the provision of the Notes trust deeds (Series H and Series I notes), the Company is required to publish its annual consolidated financial statements as required by law, by April 30 with an agreed extension of 30 days.

As of the date of publishing these financial statements, the Company estimates that it will not be able to meet the aforementioned deadline. Therefore, the Bondholders will be entitled to declare that all or a part of their respective outstanding debts become immediately due and payable.

In the case that the noteholders would declare their remaining debts to become immediately due and payable, the Company would not be in a position to settle those debts.

In light of the foregoing, the Company’s board of directors is of the opinion that the abovementioned indicate the existence of a significant doubt about the Company’s ability to continue as a going concern

15

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL (Cont.)

D.	Financial position:

The Company’s separate financial information include liabilities to bank Hapoalim and towards Series H and Series I notes, in the aggregate principal amount of approximately NIS 615 million. NIS 380 million (principal plus interest) will become due till the end of 2018 (without taking to account the acceleration of payment which could be triggered by our Note holders as described in C above). In addition, the Company has certain operational expenses for its ongoing operations.

The Company has prepared a projected cash flow until December 2018, which includes the anticipated sources that to the Company’s estimation, are expected to serve the repayment of its financial liabilities mentioned above. The main anticipated sources included in the Company’s projected cash flow are (i) cash and cash equivalents (on its separate financial statements) of approximately NIS 44 million (ii) net cash expected to be generated from the sale of the Company’s hotel in Bucharest and sale of partial shares in our held companies in the medical field in the amount approximately NIS 377 million. It should be noted, that the projected cash flow is based on the Company’s forward-looking plans, assumptions, estimations, predictions and evaluations which rely on the information known to the Company at the time of the approval of these financial statements (collectively, the “Assumptions”). The materialization, occurrence consummation and execution of the events and transactions and of the Assumptions on which the projected cash flow is based, including with respect to the proceeds and timing thereof, are not certain and are subject to factors beyond the Company’s control as well as to the consents and approvals of third parties and certain risks factors. Therefore, delays in the realization of our assets and investments or realization at lower price than expected by us, as well as any other deviation from our Assumptions, could have an adverse effect on our cash flow and our ability to serve our indebtedness on a timely manner.

If the noteholder will demand an acceleration of payment (as discussed in C above), the sources presented in in this projected cash flow will not be sufficient to serve such acceleration.

D.	Definitions:

The Company	-	Elbit Imaging

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a subsidiary of the Company, operating mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange (“WSE”) and Tel Aviv Stock Exchange. As of December 31, 2016, the Company holds 44.9% in PC.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2016, the Company holds 89.9% of Elbit Medical share capital (85.6% on a fully diluted basis).

Related parties	-	As defined in International Accounting Standard (“IAS”) no. 24 see note 17.

16

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

B.	Basis for preparation:

The unaudited consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments measured at fair value; (ii) certain trading property measured at net realizable value (see note 2W.(1)a.); and (iii) certain property, plant and equipment (hotels) presented at the revaluation model (based on fair value) (see note 2W.(1) e). The principal accounting policies are set out below.

C.	Presentation of the income statements:

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2016, and statement of income, statement of other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into USD using the representative exchange rate as of that date (USD 1= NIS 3.845). Such translation was made solely for the convenience of the U.S. readers. The USD amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in USD or convertible into dollars but only a convenience translation of reported NIS amounts into USD, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

E.	Operating cycle:

Due to the lingering real estate and financing crisis in CEE in previous years, in which the Group’s majority of commercial centers are located, the Group is lacking sufficient historical experience of exact time line in realizing its commercial centers into cash or cash equivalents. Accordingly, the Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group’s operating cycle relating to trading property and corresponding borrowings is 12 months. As a result, trading property and borrowings associated therewith are presented as non-current assets and non-current liabilities, respectively.

17

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basis for consolidation:

(i)	Assessment of control

The unaudited consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control is achieved where the Company:

●	Has the power over the investee;

●	Is exposed, or has rights, to variable returns from its involvement with the investee;

●	Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

As for de facto control of the Company in PC see W (2) below.

(ii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

18

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Investments in associates and joint ventures:

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these unaudited consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment.

In circumstances where the Group’s interest in an investee company is in the form of mixed securities (such as ordinary shares, preferred shares or other senior securities, or loans), the Group records equity losses in excess of the Group’s investment in the ordinary shares of the investee based on the priority liquidation mechanism, that is, allocating the loss to the other components in reverse order to their seniority in liquidation.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

19

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Foreign currency:

(i)	Foreign currency transactions:

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity’s functional currency (foreign currency) are translated into that entity’s functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair value that are denominated at foreign currency are translated at the exchange rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (ii) exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see L below)

(ii)	Financial statements of foreign operations:

For the purpose of the unaudited consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels (“NIS”) which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period.

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation are also included in the foreign currency translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in the equity reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

20

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Foreign currency: (Cont.)

(ii)	Financial statements of foreign operations:

In the case of a partial disposal that does not result in loss of control by the Group over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to or from non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group’s ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2 0 1 6	2 0 1 5

USD ($)	3.845	3.902
EURO (€)	4.044	4.247
Romanian New Lei (RON)	0.8905	0.938
Indian Rupee (INR)	0.0565	0.058

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31
	2 0 1 6	2 0 1 5	2 0 1 4

USD ($)	(1)	-	12
EURO (€)	(5)	(10)	(1)
Romanian New Lei (RON)	(5)	(11)	(1)
Indian Rupee (INR)	(4)	(5)	10

I.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

J.	Financial assets:

Financial assets of the Group are classified mainly as loans and receivables. Financial assets are initially measured at fair value

Loans and receivable consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

21

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Trading property

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. The Group’s trading properties are divided to three different classes (operational, under development and undeveloped) and the following present the different methods to determine the net realizable value:

(1)	Net realizable value for operating trading property is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale. Estimated selling price is determined by the Discounted Cash Flow (“DCF”) method using the Net Operating Income (“NOI”) of the trading property discounted by the applicable discount rate.

(2)	Net realizable value of trading property, which as per management judgment, will not be developed in the foreseeable future, is determined based on the net amount that the Group expects to realise from the sale of the trading property using the Discounted Cash Flow methods or the comparable method taking into account the specific restrictions that the Group has on the property. See note 4 D and note 6 A.

(3)	Net realizable value for trading property under construction or development or that is intended by management for development was determined based on the residual method using the estimated selling price less cost for completion and executing the sale discounted in the applicable discount rate without taking into account the developer’s profit and assuming that marketing period is restricted to a period which is lower than the normal one. See also 2 W (1)a below and note 4 C (1) e.

Costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights, borrowing cost, wages and stock-based compensation expenses) and all subsequent direct expenditures for the development and construction of such properties. Cost of trading property is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

As for borrowing costs capitalized to trading property - see S below.

As for write down of trading property - see W(1) a below.

As for the operating cycle of trading property - see E above.

22

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Property plant and equipment:

(i)	The Group’s hotel is presented in the consolidated balance sheets according to the revaluation model.

Revaluations are carried out on a regular basis (generally each half year). A change in the value of the hotel resulting from revaluation or from exchange rate differences is attributable to other comprehensive income (any revaluation reserve is net of applicable deferred taxes).

The reserve derived from the revaluation of the hotel is transferred to retained earnings over the period for which the hotel is used by the Group. The transferred amounts equal the difference between the depreciation charge based on the revalued carrying amounts of the hotel and the depreciation charge based on the hotels’ original cost. When a revaluated hotel is sold, the remaining amount in the revaluation reserve with respect to the same hotel (including any tax expenses) is directly transferred to retained earnings.

Other property plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

(ii)	Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Hotel	1-4
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly: office furniture, machinery and equipment, electronic equipment, computers and peripheral equipment.

23

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Income taxes:

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes:

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non-taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes:

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; and (ii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of deferred tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management’s policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group’s investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is to be settled or the asset is to be realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income;

24

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial liabilities and equity instruments issued by the Group:

Equity instruments:

An equity instrument is any contract that represents a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Financial liabilities:

Financial liabilities at amortized cost of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, when appropriate, a shorter period to the net carrying amount of the financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial liability (for example, prepayment, call and similar options). The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

When the Group revises its estimates of payments, it adjusts the carrying amount of the financial liability  to reflect actual and revised estimated cash flows. The Group recalculates the carrying amount by computing the present value of estimated future cash flows at the financial liability’s original effective interest rate. The adjustment is recognised in profit or loss as a financial expense.

The Company has Consumer Price Index (“CPI”)-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of decrease in the Israeli CPI in 2016 was 0.3% (2015- decrease of 0.9%; 2014 - increase of 0.1%).

Buyback of notes and loans:

The Group derecognizes a financial liability from its statement of financial position when repurchasing its notes or its loans. The difference between the carrying amount of the notes or the loans repurchased at the repurchase date and the consideration paid is recognized in profit or loss.

25

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Derivative financial instruments and hedge accounting:

The Group enters into a variety of derivative financial instruments, some of which are intended to mitigate its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in note 20.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured at their fair value each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

P.	Provisions and Contingent Assets:

Provisions - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material.

Q.	Share-based payments:

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes (“B&S”) model except for capped-Stock Appreciation Rights (“SAR”) for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest.

26

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Revenue recognition:

General - The Group recognizes revenue and gains when the amount of revenue, or gain, can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

(i)	Rental income from commercial centers - Revenues from leasing of property and management fees, as well as rental income relating to the operations of commercial centers are measured at the fair value of the consideration received or receivable. The lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the rental income is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental income recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease. The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental income when the change in the factor on which the contingent lease payment is based, actually occurs. Rental income for lease escalations that are indexed to future increases in the CPI, are recognized once the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues and Gains from sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;
b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;
c.	the amount of income can be measured reliably;
d.	it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);
e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and
f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

27

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Capitalization of borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Borrowing costs qualified for capitalization include mainly: Interest expenses and amortization of cost of raising debt.

Capitalization of borrowing costs to qualifying assets commences when the Group starts the activities for the preparation of the asset for its intended use or sale and continues, generally, until the completion of substantially all the activities necessary to prepare the asset for its designated use or sale (i.e. when the commercial center is ready for lease).

In certain cases, the Group ceases to capitalize borrowing cost if management decides that the asset can no longer be defined as a “qualifying asset”. In other circumstances, capitalization is suspended for certain time periods, generally where the efforts to develop a project are significantly diminished due to inter-alia lack of external finance, or ongoing difficulties in obtaining permits. The conclusions whether an asset is qualified for capitalization or not, or whether capitalization is to be suspended, are also dependent on management plans with regard to the specific asset, such as the ability to raise bank loans, find anchors and local market conditions that support or postpone the construction of the project.

T.	Earning (loss) per share:

The Company presents basic and diluted earnings (loss) per share with respect to continued and discontinued operation. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company’s interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company. On June 27, 2016, the company executed reverse share split of its ordinary shares, therefore the earnings (loss) per share for previous periods was retrospectively adjusted. See also note 14.

U.	Statement of cash flows:

Investments in, and payments on account of, trading property are included as cash flow from operating activities. Interest and dividend received from deposits and investments are included as cash flow from investing activities. Interest paid on the Group’s borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities.

28

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

(1)	Represents a separate major line of business or geographical area of operations;

(2)	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

(3)	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income and cash flow is re-presented as if the operation had been discontinued from the start of the comparative year.

W.	Critical judgment in applying accounting policies and use of estimates:

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group’s accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation that management has made while applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

(1)	Use of estimates:

(a)	Write down of trading properties

The recognition of a write down to the Group’s trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on the Group’s unaudited consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to the lack of transactions in the real estate market in the CEE and India for same or similar properties.

Management is responsible for determining the net realizable value of the Group’s trading properties. In determining net realizable value of the vast majority of trading properties, management utilizes the services of an independent third party recognized as a specialist in valuation of properties.

For special assumption see note 4 C (1)(e), 4 D, 4 F,4 G and note 6 A

29

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)	Use of estimates (Cont.):

(b)	Litigation and other contingent liabilities:

The Group is involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions, FCPA and potential legal acts (see also note 4(C)(1), 13B and note 13C). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. The Group periodically evaluates these estimations and makes appropriate adjustments to the provisions recorded in the unaudited consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the unaudited consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, the Group cannot reliably estimate the outcome of said case

(c)	Accounting for income taxes:

The calculation of the Group’s tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

(d)	Potential penalties, guarantees issued and expired building permits:

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from penalties that the Group may have to settle. In addition, the Group’s operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtained have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction see also note 4(C) (1).

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)	Use of estimates (Cont.):

(e)	Fair value of hotel:

The fair value of the Radisson Complex is determined based upon the discounted cash flows (“DCF”) approach, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market benchmarks, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate, exit yield rate, the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate as well as the level of operational expenses of the hotels) the level of refurbishments reserve and the capital expenditures that need to be invested in the hotel. The fair value of the Radisson Complex is performed by and independent appraisals with a local knowledgeable in the hotels business.

(2)	Critical judgment in applying accounting policies

De facto Control:

As for December 31, 2016 and 2015, the Company holds approximately 44.9% of PC share capital; DK holds approx. 26.3% of PC share capital and the rest is widely spread by the public. The Company’s management is of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by normal majority of PC’s General Meeting, it has a sufficiently dominant voting interest to meet the power criterion, therefore the Company has de facto control over PC.

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NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New accounting standards and interpretation issued, that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable or expected to be applicable, to the Group, and which have not yet become effective:

●	Amendment to IAS 7 - effective after January 2017

The Amendments require an entity to provide disclosure that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The amendments apply prospectively for annual periods beginning on or after 1 January 2017 with earlier application permitted. Entities are not required to present comparative information for earlier periods

●	Amendmend to IAS 12 - effective after January 2017

●	IFRS 9, Financial Instruments - effective after January 2018

●	IFRS 16, Leases - effective after January 2019

●	IFRS 15, Revenue from Contracts with Customers- effective after January 2018

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the future will not raise material impact on the amounts reported and disclosures made in the Group’s unaudited consolidated financial statements.

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	OTHER RECEIVABLES

Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Income taxes	1,283	853
Governmental institutions	6,362	4,261
Loans to partner in project	-	1,111
Advance to suppliers	525	633
Receivable due to sale of investment	-	3,280
Prepaid expenses	10,574	1,310
Interest to receive	514	68
Other	1,150	2,393
	20,408	13,909

NOTE 4 -	TRADING PROPERTY

A.	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Balance as of January, 1	1,467,760	1,875,937
Construction costs (1)	108,511	28,562
Disposal during the year (2)	(165,867)	(200,078)
Write-down to net realizable value (see B below and Note 16 J)	(189,592)	(86,988)
Firstly consolidated entity (see note 6 A)	154,598	-
Foreign currency translation adjustments	(64,861)	(149,673)
Balance as of December, 31	1,310,549	1,467,760

(1)	2016 and 2015 - mainly due to construction activities in Serbia.
(2)	As for disposition of trading properties in 2016 see C(2)-C(5) below.

B.	Additional information:
	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Accumulated write-down to net realizable value	2,349,005	2,159,413

Composition of trading property per stages of development:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Operating trading properties	445,398	555,042
Projects designated for development	522,446	684,512
Projects not designated for development	342,705	228,206
Total	1,310,549	1,467,760

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NOTE 4 -	TRADING PROPERTY (Cont.)

B.	Additional information (Cont.):

Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Freehold	973,217	946,228
Leasehold	337,332	521,532
	1,310,549	1,467,760

Write down trading properties per project:

	For the year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Project name (City, Country)

Operational:

Koregaon Park (Pune, India)	-	6,547
Zgorzelec (Zgorzelec, Poland)	-	6,233
Liberec (Liberec, Czech Republic)	-	26,466
	-	39,246

Non-Operational:
Chennai (Kadavantara, India) (see D below)	24,564	-
Helios Plaza (Athens, Greece)	2,992	1,913
Sportstar Plaza Visnjicka (Belgrade, Serbia)	-	(23,814)
Lodz Plaza (Lodz, Poland)	1,618	9,460
Krusevac (Krusevac, Serbia)	809	3,401
Casa radio (Bucharest, Romania) (See C (1) below)	130,376	36,139
Constanta (Constanta, Romania)	3,445	1,701
Ciuc (Ciuc, Romania)	3,842	-
Timisoara (Timisoara, Romania)	10,514	1,110
Lodz residential (Lodz, Poland)	-	9,070
Kielce (Kielce, Poland)	4,448	723
BAS (Romania)	3,235	-
Arena Plaza extention (Budapest, Hungary)	3,749	5,323
Others	-	2,716
	189,592	47,742

	189,592	86,988

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NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property:

(1)	Casa radio:

One of PC’s most significant projects under development is the Casa radio project in Bucharest, Romania. The Casa radio Project cost in the Group’s financial statements as of December 31, 2016, amount to NIS 296 million (2015 - NIS 460 million).

In 2006 PC entered into an agreement according to which it acquired 75% interest in a company (“Project SPV”) which is under a PPP agreement with the Government of Romania to develop the Casa radio site in central Bucharest (“Project”). After signing the PPP agreement, PC holds indirectly 75% of the shares in the Project SPV, the remaining 25% are held by the Romanian authorities (15%) and a third party (10%).

As part of the PPP, the Project SPV was granted with development and exploitation rights in relation to the site for a period of 49 years, starting December 2006 (38 years remaining at the end of the reporting period). As part of its obligations under the PPP, the Project SPV has committed to construct a Public Authority Building (“PAB”) measuring approximately 11.000 square meters for the Romanian Government at its own cost.

Large scale demolition, design and foundation works, financed by loans given to the project SPV by PC were performed on the construction site until 2010, when current construction and development was put on hold due to lack of progress in the renegotiation of the PPP Contract with the Authorities, as discussed in subsection c below, and the global financial crisis. These circumstances (and mainly the bureaucratic deadlock with the Romanian Authorities to deal with the issues specified below) caused the Project SPV not to meet the development timeline of the Project, as specified in the PPP. However, PC management believes that it had legitimate reasons for the delays in this timeline, as discussed in subsection c below.

a.	Obtaining of the Detailed Urban Plan (“PUD”) permit

The Project SPV obtained the PUD related to this project in September 2012. Furthermore, on December 13, 2012, the Court took note of the waiver of the claim submitted by certain plaintiffs and rejected the litigation aiming to cancel the approval of the Zonal Urban Plan (“PUZ”) related to the Project. The court decision is irrevocable.

As the PUD is based on the PUZ, the risk that the PUD would be cancelled as a result of the cancellation of the PUZ was removed following the date when the PUZ was cleared in court on December 13, 2012.

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NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(1)	Casa radio (Cont.)

b.	Discussions with Authorities on construction time table deferral

Following the Court decision with respect to the PUZ, the Project SPV was required to submit a request for building permits within 60 days from the approval date of the PUZ/PUD and commence development of its project within 60 days after obtaining the building permit. The building permits have not been obtained.

However, due to substantial differences between the approved PUD and stipulations in the PPP agreement as well as changes in the EU directives concerning environmental considerations in buildings used by public authorities the Project SPV attempted to renegotiate the future development of the project with the Romanian Authorities on items such as time table, structure and milestones as well as adaptation of the PAB development to the current EU requirements. Despite several notifications sent to the Romanian Authorities expressing a wish to renegotiate the existing PPP agreement no major breakthrough could be achieved. PC could be subject to significant delay penalties under the terms of the PPP agreement if it is determined that PC was at fault in causing the delays.

Because of the refusal of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. As of the date of approval of PC’s unaudited consolidated financial statements the Project SPV did not receive any termination notification by the public authorities.

PC believes that although there is no formal obligation for the Romanian Authorities to renegotiate the PPP agreement, such obligation is implicitly provided for the situation when significant unexpected circumstances arise and that the unresponsiveness of the authorities is a violation of the general undertaking to support the Project SPV in the execution of the Project as agreed in the PPP agreement.

PC believes that the risk that the public authorities may seek to terminate the PPP and/or relevant permits on the basis of the perceived breach of the PC’s commitments and/or may seek to impose delay penalties on the basis of the PPP contract is unlikely given the public authorities have not sought to do such since the perceived breach in 2012 and given PC believes it has basis for counter claims against the relevant public authorities.

In the case of termination for breach under the PPP agreement the relationship and compensation between the parties is to be decided by a competent court of arbitrations. PC’s management believe that, in the case of termination, PC has a strong case to claim compensation for damages.

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NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(1)	Casa radio (Cont.)

b.	Discussions with Authorities on construction time table deferral (Cont.)

During 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project. PC’s management believes that partnering with reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the public authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the project.

PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely and the unaudited consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement. The increased risk arising from the above matters has been reflected in the valuation of the project.

c.	Co-operation with the Romanian Authorities regarding potential irregularities

In 2015, PC’s board and management became aware of certain issues with respect to certain agreements that were executed in the past in connection with the Project. In order to address this matter, PC’s board appointed the chairman of it’s Audit Committee to investigate the matters and independent law firms to analyse the available alternatives in this respect. The chairman of the Audit Committee did not conclude the investigation as the person with key information was not available to answer questions. PC’s Board, among other steps, implemented a specific policy in order to prevent the reoccurrence of similar issues and appointed the chairman of the audit committee to monitor the policy’s implementation by PC’s management. In addition, it was decided that certain agreements will be brought to PC’s approval prior to signing.

PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention and it has submitted its initial findings in March 2016 to the Romanian Authorities. PC, during this process has been verbally informed (in April 2017) by the Romania Authorities that it has received immunity from certain potential criminal charges and received further verbal assurance that the mentioned investigation should have no effect on the PC’s existing legal rights to the Project and the PPP Agreement. As this process is still on-going, PC in unable to comment on any details related to this matter. PC’s management is currently unable to estimate any monetary sanctions in respect to the potential irregularities, consequently no provision has been recorded in connection with these matters.

For more information see note 13 C(12)

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NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property: (Cont.)

(1)	Casa radio: (Cont.)

d.	Provision in respect of PAB

As mentioned in point a above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own costs for the benefit of the Romanian Government. Consequently, the statement of financial position includes a provision in the amount of EUR 13.2 million (NIS 53 million) in respect of the construction of the PAB (December 31, 2015: EUR 14.9 million).

PC’s management believes that the current level of provision is an appropriate estimation in the current circumstances. Upon reaching concrete agreements with Authorities, PC will be able to further update the provision.

e.	Casa radio valuation was prepared based on the assumption that the net realizable value (“NRV”) refers to the net amount that the Group expects to realize from the sale of its trading property in the ordinary course of business.

A write-down was performed due to a significant change in the estimated date of construction commencement of the project and construction commencement is now scheduled to 2019, triggered mainly by permitting issues as described above. In addition, the cap rate includes 1.5% cover for several risks related to the complexity and large scale of the project. Such risks include extended timing in developing, large delays in obtaining the necessary permits or issues with regard to the permits, possible legal and/ or bureaucratic issues due to the PPP agreement, remained concession term and others.

In addition, Casa radio NRV reflects, inter alia, a discount to the value calculated above reflecting a situation under which a sale of the project will be executed in a short marketing period taking into account the financial conditions and liquidity needs of PC (as detailed in Note 7 B (2) in order to meet PC’s future repayment schedule as well as the existence of material uncertainty which may cast significant doubt about PC’s ability to continue as a going concern. See also F and G below.

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NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property: (Cont.)

(2)	Sale of Liberec Plaza:

On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a commercial center in the Czech Republic, for EUR 9.5 million (NIS 40 million). Following net asset value adjustments related to the subsidiary’s balance sheet, PC received net EUR 9.37 million (NIS 40 million) and recorded a loss of EUR 355 thousand (NIS 1.5 million).

(3)	Closing of the sale of MUP plot in Belgrade by PC:

On June 29, 2016, PC has completed the sale of its wholly owned subsidiary, which holds the “MUP” plot in Belgrade, Serbia, for EUR 15.75 million (NIS 64 million) and recorded a gain of EUR 2.15 million (NIS 9 million). The purchaser has paid the initial amount of EUR 11.3 million (NIS 46 million), EUR 4.05 million (NIS 16 million) were paid in January 2017 and EUR 0.4 million (NIS 2 million) are due within 15 months from June 30, 2016. Furthermore, PC will also be entitled to an additional contingent consideration of EUR 0.6 million (NIS 2.5 million) once the purchaser successfully develops at least 69,000 sqm above ground.

(4)	Debt repayment agreement with financing bank of Zgorzelec PC shopping center in Poland:

On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza Shopping Center in Poland whereby PC paid EUR 1.1 million to the financing bank.

The DRA stated that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza Shopping Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza Shopping Center for EUR 1.

On September 14, 2016, A Share Purchase Agreement has been signed with an Appointed Shareholder nominated by the Bank, after which the remainder of the DRA process was completed including removing a mortgage over a plot the PC owns in Leszno, Poland.

PC recognized a profit of EUR 9.2 million (NIS 37 million), stemming from de-recognition of EUR 23 million (NIS 93 million), of the outstanding loan (including accrued interest), against the shopping center’s carrying amount of EUR 12.7 million (NIS 51 million).

(5)	Disposal of plots by PC during 2016:

During 2016 PC has executed transactions for the sale of plots to third parties in Poland and Romania for the total amount of approximately EUR 4 million (NIS 16 million).

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NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

Additional information in respect of trading property:

The following table summarizes general information regarding the Group’s significant trading property projects.

			As of December 31, 2016		As of December 31,
		Purchase	Rate of ownership		2 0 1 6	2 0 1 5
Project	Location	/transaction date	by the group (%)	Nature of rights	Carrying Amount (MNIS)
Operational
Suwalki Plaza	Poland	Jun-06	100	Ownership	163.5	170.6
Zgorzelec Plaza	Poland	Dec-06	100	Ownership	Sold	51.4
Torun Plaza	Poland	Feb-07	100	Ownership	281.8	292.2
Liberec Plaza	Czech Republic	Jun-06	100	Ownership	sold	40.8
Undeveloped lands designated for development
Casa Radio (see C(1) above)	Romania	Feb-07	75	Leasing for 49 years	296.4	461.2
Belgrade Plaza	Serbia	Aug-07	100	Ownership	sold	57.3
Sport-Star Plaza	Serbia	Dec-07	100	Ownership	226.2	125.7
Undeveloped lands not designated for development
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct	2.0	8.9
Timisoara Plaza	Romania	Mar-07	100	Ownership	28.3	40.0
Lodz - plaza	Poland	Sep-09	100	Perpetual usufruct	20.6	23.3
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	8.9	14.0
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	3.2	3.4
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	4.0	8.5
Slatina Plaza	Romania	Aug-07	100	Ownership	sold	2.5
Constanta Plaza	Romania	July-09	100	Ownership	5.3	9.3
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	3.2	3.4
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	6.1	10.6
Helios Plaza	Greece	May-02	100	Ownership	13.3	17.0
Bangalore (see note 6 A)	India	Mar-08	100	Ownership	154.6	-
Chennai (see D below)	India	Dec-07	100	Ownership	84.5	113.1
Other small plots, grouped					8.6	14.6
					1,310.5	1,467.8

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NOTE 4 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited (“EPI”), the total amount of which as of December 31, 2016, amounts to NIS 84.5 million. EPI is jointly controlled by the Company and PC (see note 7D). As for additional information in respect of the Bangalore Project- see note 6A.

Chennai, India:

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local developer in Chennai (“Local Partner”). The Chennai Project SPV acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai (“Property”).

On September 16, 2015, EPI has obtained a backstop commitment from the Local Partner for the purchase of its 80% shareholding in the Chennai SPV by January 15, 2016, for a net consideration of approximately INR 161.7 Crores (NIS 91 million). Since the Local Partner had breached its commitment, EPI exercised its rights and forfeited the Local Partner’s 20% holdings in the Chennai Project SPV. Accordingly, as of the balance sheet date EPI has 100% of the equity and voting rights in the Chennai Project SPV.

On August 2, 2016, Chennai Project SPV has signed a Joint Development Agreement with a local developer (“Developer” and “JDA”, respectively) with respect to the Property.

Under the terms of the JDA, the Chennai Project SPV granted the property development rights to the Developer” who shall bear full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices.

Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the Property will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale.

The Chennai Project SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units.

In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (NIS 20 million), with INR 10 Crores (NIS 5.5 million) were paid as of the balance sheet date, INR 17 Crores (NIS 9.5 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (NIS 5 million) payable six months after the Project Commencement Date (“Refundable Deposit”).

The JDA may be terminated in the event that the required governmental approvals for establishment of access road to the Property has not been achieved within 12 (twelve) months period from the execution date of the JDA. Upon such termination, the Developer shall be entitled to the refund of the relevant amounts paid as Refundable Deposit and any other cost related to such access road or the title over the Property. The JDA may also be terminated by the Chennai Project SPV, inter alia, if the Developer has not obtained certain development milestone and/or breached the terms of the JDA.

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NOTE 4 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India (Cont.):

On December 31, 2016, the net realizable value was prepared according to the discounted cash flows attributable to the Chennai Project SPV taking into account the terms of the signed JDA. The main assumptions included in this valuation are the amounts and timing of the revenues stream from the sale of Plots and Villas and the applicable interest rate for discounting the projected cash flow.

E.	As of December 31, 2016, the Group pledged trading property in the amount of NIS 671 million in order to secure borrowings provided to the Group by financial institutions in the total amount of NIS 334 million. See also note 13 D (4).

F.	Significant estimates:

The significant assumptions used in measuring the net realizable values of trading properties (on the basis of weighted averages) as of December 31, 2016, are presented below:

Estimated rental prices per sqm per month (in EURO)
Casa Radio Romania	14.2-26.3
Torun	8-41

Average risk adjusted yield used (in percentage)
Casa Radio Romania	8.75-10.25
Torun	8.5
Chennai	25

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NOTE 4 -	TRADING PROPERTY (Cont.)

G.	The following tables provide a sensitivity analysis on the value of PC’s certain trading properties (in millions of NIS) assuming the following changes in key inputs used in the valuations:

Operating Property	Exit Yield
	-50bps	-25bps	0	+25bps	+50bps
Torun shopping centers (*)	317.0	313.0	308.6	304.9	301.3

(*)	the value in the financial statement presented on cost basis

Plots	Exit Yield					Rent					Construction Cost					Delay in construction commencement date (months)					Sale Price
	0	+15bps	+25bps	+40bps	+50bps	-10%	-5%	0	+5%	+10%	-10%	-5%	0	+5%	+10%	0	6	12	18	24	-10%	-5%	0	+5%	+10%
Chennai	84.5	84.1	83.8	83.3	83.1	-	-	-	-	-						93.5	82.9	84.5	84.5	55.7	76.9	80.7	84.5	88.3	92.2
Casa Radio	296.4	278.3	266.2	248.9	237.7	193.7	249.2	296.4	360.5	416.3	383.8	340.2	296.4	253.1	209.4	296.4	290.1	284.1	277.7	272.0

Plots	Size of plot					Minority Shares in the land					Contiguous Land Parcel					Negotiation
	-5%	-10%	-15%	-20%	-25%	-10%	-15%	-20%	-25%	-30%	-5%	-10%	-15%	-20%	-25%	-5%	-10%	-15%	-20%	-25%
Bangalore	187.0	170.9	154.6	138.6	122.3	174.1	164.3	154.6	145.0	135.4	187.0	170.9	154.6	138.6	122.3	180.4	167.5	154.6	141.8	128.9

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	INVESTMENTS IN ASSOCIATES

A.	InSightec Ltd. (“InSightec”):

(1)	Insightec Ltd. (the “Company”) was incorporated in the State of Israel in March 1999 and commenced operations in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The Company operates in one operating segment.

As for December 31, 2016, the Group holds, through Elbit Medical, 31.3% of InSightec’s voting and equity rights (25.5% on a fully diluted basis). Yet, due to the fact that the Group invested in preferred shares and regular shares which are subordinated to the share granted in the last rounds of investment, the Group share in InSightec loss is 41.5%.

Substantially all of InSightec’s current sales are derived from a few applications of InSightec’s products. Other applications of InSightec’s technology are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

(2)	Significant events in Insigctec during 2016

●	On May 24, 2016, InSightec Health Canada has approved InSightec’s Exablate Neuro system for the treatment of essential tremor.

●	On July 2016, the FDA has approved InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring.

●	Insightec has signed a cooperation agreement with Siemens

On August 15, 2016, INSIGHTEC has signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH (“Siemens”), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the “Systems”) with the intention to expand the MRgFUS market globally (the “Agreement”). According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties’ Systems. Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs. The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems. The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, it in accordance with the terms of the Agreement. Each Party shall have a limited liability towards the other Party for direct damages only. In addition, each Party is required to maintain a minimal insurance coverage for the purpose of the Agreement during the term of the Agreement and for a few years thereafter.

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ELBIT IMAGING LTD.

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NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

A.	InSightec Ltd. (“InSightec”) (Cont.):

(2)	Significant events in Insigctec during 2016 (Cont.)

●	On November 16, 2016, Insightec informed the Company, that the Centers for Medicare and Medicaid Services (the “CMS”) assigned a status to the Exablate Neuro treatment for Essential Tremor, moving it from a non-payable status indicator to one that allows reimbursement. The CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the Exablate Neuro treatment, for their patients. According to the CMS’s recommendation, the Exablate Neuro was assigned a reimbursement code with a payment level of USD 9,751. The CMS is part of the U.S. Department of Health and Human Services, and it oversees, among its other functions, Medicare (the federal health insurance program for the elderly, [which are the main group of potential patients for the Exablate Neuro treatment]), and Medicare reimbursement rates for healthcare providers that use federally certified health IT systems. At this stage, Insightec is unable to estimate the implications of the CMS’s recommendation on Insightec

(3)	Financing round in Insightec:

(a)	During 2014-2016 InSightec has entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à.r.l. (an affiliate of York Capital Management which is a related party of the Company) (“York”) and other investors for an investment of up to USD 86.5 M in series D preferred shares of InSightec

(b)	The Transaction reflects a pre money valuation of InSightec of USD 200 million (on a fully diluted and as-converted basis) which reflect a share price of 1.78 USD per preferred D share. (following price adjustment executed in March 2016)

(c)	As part of the Investment Agreement, the parties have agreed to changes in the Security Holders Agreement among InSightec shareholders, including increasing the maximum number of directors to 11, of which Elbit Medical will be entitled to appoint two persons as long as its hold in the aggregate 12.5% or more of InSightec share capital.

As for December 31, 2016, Elbit Medical holds approximately 31.3% of InSightec’s issued and outstanding share capital (25.5% on a fully diluted basis) and York holds 29.5% of InSightec issued and outstanding share capital (24% on a fully diluted basis).

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NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

A.	InSightec Ltd. (“InSightec”) (Cont.):

(4)	Transaction between Insightec’s shareholders:

(a)	On March 30, 2015 InSightec informed the Company , that General Electric Company, Healthcare Division (“GE”), of the first part, and York, other shareholders of InSightec and certain other purchasers, of the second part (the “Purchasers”), have signed and executed an agreement for the sale of 6 million Series C Preferred Shares of InSightec held by GE, which than constitutes approx. 4.2% of InSightec’s issued and outstanding share capital on a fully diluted basis, at a price of USD 1.50 per share.

(b)	On December 28, 2015, InSightec informed Elbit Medical that GE of the first part, and York and certain of Insightec shareholders of the second part have signed and executed an agreement for the sale of 20 million Preferred B and Preferred C Shares held by GE, which constitutes approximately 13% of InSightec’s issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement), at a price of USD 1.25 per share. Furthermore, GE granted to the purchaser an option to purchase 7.5 million additional Preferred B and B1 Shares from GE, representing approximately 4.8% of InSightec’s issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement) for the same price (collectively: the “Sold Shares”). The option is exercisable within one to two years following the closing date of the transaction, subject to the conditions stipulated in the agreement.

B.	Gamida Cell Ltd. (“Gamida”):

1.	Gamida is engaged in developing cellular and immune therapies for the treatment of cancer and orphan genetic diseases. As of December 31, 2016, the Group holds, through Elbit Medical 24.66% in Gamida’s voting and equity rights (approximately 22.5% on a fully diluted basis).

Gamida is devoting substantially all of its efforts toward research and development activities. In the course of such activities, Gamida has sustained operating losses and expects such losses to continue in the foreseeable future. Gamida’s accumulated deficit as of December 31, 2016, is USD 97,462 thousand.

Gamida is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. Such initiatives include equity financing and costs reduction. Gamida’s financial statements do not include any adjustments that may be required should the Company will not be able to continue as a going concern. See also 21 E.

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NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

B.	Gamida Cell Ltd. (“Gamida”) (Cont.):

2.	Financing round in Gamida:

On September 1, 2014 Novartis invested USD 35 M in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital (fully diluted). On November 5, 2015 Elbit Medical informed that Novartis invested in Gamida Cell an immediate amount of USD 5 M (NIS 19.5 million) in exchange for approximately 2.5% of Gamida Cell’s share capital (fully diluted) and now Novartis holds approximately 18% of Gamida Cell’s share capital fully diluted).

In addition, in the event that by the end of 2017 Gamida shall raise the minimum remaining funding required to cover the Phase III study of NiCord, by way of an equity investment, Novartis will invest in Gamida, subject to certain conditions set in the Agreement, an additional amount of up to USD 10 million (NIS 39 million) (the “Future Investment”).

●	On October 10, 2016, Gamida informed the Company that U.S. Food and Drug Administration (“FDA”) has granted Breakthrough Therapy Designation status to Gamida’s NiCord® (“Nicord”), due to improvement in absorption of neutrophils blood cells in bone marrow transplant for patients with high risk hematological malignancies (blood cancers).

Breakthrough therapy designation is granted to a drug that is intended to treat serious or life-threatening diseases, and that preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies.

A breakthrough therapy designation entitles the company to various benefits, such as: intensive FDA guidance, involvement of senior FDA managers in the process, option for a FDA rolling review of Nicord marketing approval application in the U.S (i.e. the FDA may agree to review parts of the application file which are submitted in phases, with no obligation of filling the whole file prior to the review commencement).

C.	Aggregate information of associates:

	Year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

The Group’s share of loss from continuing operations	(57,630)	(55,980)

The Group’s share of total comprehensive income	(57,630)	(55,980)

Aggregate carrying amount of the Group’s interests in these associates	21,215	80,059

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NOTE 6 -	INVESTMENTS IN JOINT VENTURES

A.	Investment in Bangalore, India:

2008 Agreement:

In March 2008 a wholly owned subsidiary of EPI (“SPV”), entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Partner”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2016, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

2015 Agreement:

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately NIS 181 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On September 30, 2016, the Company announced that the transaction has not been completed and the parties has reached to preliminary understanding with the partner that the Long Stop Date will be extended subject to payments of advances by the Partner. Accordingly, on the same day the Partner has advanced an amount of INR 5 Crores (approximately NIS 2.8 million) to the SPV. On November 15, 2016, the Partner informed EPI that it will not be able to execute the next advance payments due, in the fourth quarter of 2016.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.3 acres (the “Additional |Property) which has been mortgaged by the Partner in favour of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favour of the SPV. In addition, as per the Sale Agreement, the Company is acting in order to get full separation from the Partner with respect to the Plot and specifically the execution of the sale deed with respect of the 10% undivided interest, all as agreed in the Sale Agreement.

Through the end of the third quarter of 2016 the Company has included the investment in the SPV as investment in joint venture (50%) under the equity method since under the Agreement the partner was entitled to receive 50% shareholding in the SPV in case he will comply with all of his obligations under the Agreement and specially with respect to the purchase of all the acres included in the Agreement. As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, EPI has 100% control over the SPV and the partner is no longer entitled to receive the 50% shareholding. Accordingly the Company has consolidated the financial statements of the SPV with the Company financial statement in this annual report.

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NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.):

NGT order affecting the Plot:

On May 4,2016, the National Green Tribunal (“NGT”), an Indian governmental tribunal established for dealing with cases relating to the environment, passed general directions with respect to areas that should be treated as “no construction zones” due to its proximity to water reservoirs and water drains (“Order”). The restrictions in respect of the “no construction zone” are applicable to all construction projects.

The government of Karnataka had been directed to incorporate the above conditions in respect of all construction projects in the city of Bangalore including the Company’s project which is adjacent to the Varthur Lake and have several storm-water crossing it.

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has stayed the operation of certain portions of the Order. At this stage, it is difficult to predict the amount of time that the Supreme Court of India will take to decide on the matter.

As for December 31, 2016, 2015 and 2014 the Group measured the net realizable value of the project.

The Group financial statements for the year ended December 31, 2016, include increase in the Company’s shareholding in the SPV (as described above) and a decrease in the net realizable value of the Plot. The decrease in the value of the Plot in 2016 was made according to the comparable method and attributable mainly to the new NGT order described above, the interest that the partner still hold in the Plot (10%-as described above), the size of the plot and the non-contiguous land parcel.

As a result, the Group recorded a gain in the total amount of NIS 31.5 million in the Group financial statements for the year ended December 31, 2016 which was recorded as other income

Name of joint venture	Principal activity	Place of incorporation and principal place of activity	Proportion of ownership interest and voting rights held in 2015

Aayas Trade Services Private Limited	Purchase and Development of Residential property	India	50%	50%

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.):

Summarized financial information

Summarized financial information in respect of the Group’s material joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs.

December 31
2 0 1 5
(In thousand NIS)

Aayas Trade Services Private Limited
Current assets	650
Non-current assets	255,317
Current liabilities	(1,587)
Non-current liabilities	(2,940)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	22

Aayas Trade Services Private Limited summarized financial information:

Year ended December 31
2 0 1 5
(In thousand NIS)

Loss from continuing operations	(288)
Loss for the year	(288)
Total comprehensive loss for the year	(288)
Depreciation amortization and impairment	-

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the unaudited consolidated financial statements:

December 31
2 0 1 5
(In thousand NIS)

Net assets of the joint venture	251,440
Proportion of the Group’s ownership interest in the joint venture	50%
Carrying amount of the Group’s interest in the joint venture	125,720

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

B.	Investment in joint venture held in Kochi, India:

The Company has rights under certain share subsection agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfilment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 720 million (NIS 40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. The Company’s share in such acquisition amount to approximately NIS 20 million.

On January 14, 2016, the Company has signed an agreement to waive any of its rights and interest in the Project SPV. The total consideration for the Company is INR 10 Crores (approximately NIS 6 million), which will be paid to the Company upon the closing of the transaction. As a result the SPV recorded NIS 6 million impairment expenses. Such impairment was included in the Company’s profit and loss for 2015, as share in losses of associates.

The transaction is subject to certain conditions precedent, and closing will take place (as extended) once these conditions are met and no later than June 30, 2017. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

C.	Sale of Riga Plaza:

On September 15, 2016, PC’s jointly controlled subsidiary, in which PC has a 50% stake, has completed the sale of Riga Plaza commercial centre in Riga, Latvia, to a global investment fund. Following a price adjustment mechanism and costs incurred in respect of the completion of the sale, PC received EUR 17.8 million (NIS 72 million) in cash after repayment of banks loan (representing Plaza’s share of the sale of the business), with an additional EUR 0.7 million (NIS 3 million) expected to be received within the next 24 months after balance sheet date.

D.	Aggregate information of joint ventures that are not individually material:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

The Group’s share of profit from continuing operations	3,317	13,200
The Group’s share of total comprehensive income	3,317	13,200
Aggregate carrying amount of the Group’s interests in these joint ventures	5,750	86,404

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies:

Elbit Medical Technologies Ltd., is an Israeli company traded on the TASE (“Elbit Medical”) which holds the medical business of the Group through the holdings of two portfolio companies: InSightec (25.5% holding on a fully diluted basis) and Gamida (22.5% holding on a fully diluted basis). For additional information in respect of InSightec and Gamida - see note 5A and B.

As for December 31, 2016, the Company holds 89.9% (85.6% on a fully diluted basis) of the issued and outstanding share capital of Elbit Medical.

B.	Plaza Center N.V. (“PC”):

(1)	PC conducts its activities in the field of establishing, selling and operating (until their sale) Commercial centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe. As of December 31, 2016, the Group holds 44.9% in PC’s voting and equity rights (42.7% on a fully diluted basis).

Pc’s financial statement as for December 31, 2016 and for the year then ended contain a disclaimer of opinion for several combined matters, as for additional information see “operating and financial review and prospects” “Unaudited financial statements of the Company”

(2)	Going concern and liquidity position of the PC:

PC’s unaudited consolidated financial statements have been prepared on a going concern basis, which assumes that PC will be able to meet the mandatory repayment obligations of its banking facilities and debentures, and other working capital requirements.

PC’s primary need for liquidity is to repay its debt, fund working capital requirements of the operating shopping centers, develop new shopping centers and fund general corporate purposes. PC has incurred losses and experienced negative operating cash flows for the past several years, and accordingly, it has taken a number of actions to continue to support its operations and meet its obligations.

As at December 31, 2016 PC outstanding obligations to bondholders and banks are EUR 186.4 million (NIS 754 million) and EUR 82.3 million (NIS 333 million), respectively.

In November 2016, PC agreed with its bondholders to amend the terms of the early repayment requirement under the original debt restructuring plan (the “Restructuring Plan”). On March 15, 2017, PC repaid the required minimum early repayment to its bondholders and thus obtained a deferral of one year for the remaining contractual obligations of the debentures.

Information concerning PC’s obligations and commitments to make future payments under contracts such as debt agreements in the next 18 months is aggregated in the following tables.

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NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(2)	Going concern and liquidity position of the PC (Cont.):

Contractual Obligations	Total Payment Due by period (in TEUR)			Total Payment Due by period (in TNIS)
	Within 1 year		Within 1-1.5 years	Within 1 year		Within 1-1.5 years
Debentures including current portion and interest	56,500	(*)	21,375	228,475	(*)	86,436
Secured bank loans	48,129		440	196,624		1,779
Total contractual obligations (excluding working capital)	104,629		21,815	423,099		88,216

(*)	Out of which EUR 51.8 million (NIS 210 million) was repaid by the date of PC’S approval of its unaudited consolidated financial statements.

PC expects to increase the amount of its liquid balances during the next 18 months, by means of the following actions:

Sale of shopping centers in amount of EUR 146 million (NIS 590 million)

Sale of plots of lands in amount of EUR 49.5 million (NIS 200 million)

NOI and other income EUR 6.7 million (NIS 27 million)

PC’s management expects that PC will be able to meet the remaining contractual obligations during the 13 months period following the approval of its unaudited consolidated financial statements by a combination of its assets disposal program and cash generated from operating shopping centers. PC’s Management further expects that these actions are probable and will be executed in alignment with the anticipated timing of PC’s liquidity needs.

PC’s management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to PC’s management at the time of the approval of PC’s financial statements. The materialization of the above forecast is not certain and are subject to factors beyond PC’s control. Therefore, delays in the realization of PC’s assets and investments or realization at lower price than expected by PC’s management, could have an adverse effect on PC’s liquidity position and its ability to meet its contractual obligations on a timely manner.

PC’s management further acknowledges that PC is exposed to foreign currency risk derived from borrowings denominated in currency other than the functional currency of PC, more specifically, a further devaluation of the EUR against the NIS can significantly increase the remaining contractual obligation to bondholders.

As discussed in Note 13 E (3) a, at the end of the reporting period PC is in compliance with all financial covenants required under the Restructuring Plan. However, as of the date of the approval of PC unaudited consolidated financial statements, PC is near the minimum ratio required in respect to the Coverage Ratio Covenant.

Since PC did not publish its financial statements within the deadline set out in the bond trust deeds and has not remedied the situation within the allowed time. This entitles the Bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

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NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(2)	Going concern and liquidity position of the PC (Cont.):

Since the trading of the PC’s ordinary shares, Series A Notes and Series B Notes have been suspended from trading on the relevant exchanges. This may entitle the Bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

In the case that the Bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of approval of PC’S financial statements the Bondholders have not taken steps to assert their rights.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about the PC’s ability to continue as a going concern.

(3)	In December, 2014 an injection of EUR 20 million into PC at a price per-share of EUR 0.0675, (“Equity Contribution) was executed by PC in the form of Rights Offering to its shareholders. As part of PC’s injection, The Company’s subsidiary, Elbit Ultrasound (Luxembourg) BV/ S. a’ r. l (“EUL”) entered into a Back Stop Agreement (the “Back Stop Agreement”) with various affiliates of Davidson Kempner Capital Management LP (“DK””), (a related party of the Company), pursuant to which DK undertook to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL subject to the terms and conditions therein. Consequently EUL has purchased 122,847,376 new ordinary shares of PC for the total amount of approximately EUR 8.3 million (NIS 39 million) and DK purchased 163,803,197 new ordinary shares of PC for an additional amount of EUR 11.05 million (NIS 52 million).

(4)	PC’s non-controlling interest details (the amounts disclosed below do not reflect the elimination of intragroup transactions):

Place of incorporation	Proportion of ownership interests and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	December 31		December 31		December 31
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
			NIS’000	NIS’000	NIS’000	NIS’000

Netherland	55%	55%	(109,934)	(112,524)	121,615	248,831

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. (“PC”): (Cont.)

(5)	PC’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations):

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Current assets	101,785	113,297
Non-current assets	1,200,818	1,561,644
Current liabilities	(432,053)	(515,176)
Non-current liabilities	(722,462)	(796,277)
Equity attributable to owners of the Company	(26,473)	(114,657)
Non-controlling interests	(121,615)	(248,831)

	For the year ended December 31
	2 0 1 6	2 0 1 5	4 1 0 2
	(In thousand NIS)

Revenue	192,435	283,926	315,232
Expenses	(394,085)	(500,262)	(880,722)
Loss for the year from continuing operations	(201,650)	(216,336)	(565,490)
Profit (loss) for the year from discontinuing operations	-	-	-
Loss for the year	(201,650)	(216,336)	(565,490)

Loss attributable to owners of the Company	(91,080)	(97,122)	(349,572)
Loss attributable to the non-controlling interests	(110,570)	(119,214)	(215,918)
Loss for the year	(201,650)	(216,336)	(565,490)

Other comprehensive income attributable to owners of the Company	519	5,452	4,733
Other comprehensive income attributable to the non-controlling interests	636	6,690	2,123
Other comprehensive income for the year	1,155	12,142	6,856

Total comprehensive income attributable to owners of the Company	(90,561)	(91,670)	(344,839)
Total comprehensive income attributable to the non-controlling interests	(109,934)	(112,524)	(213,795)
Total comprehensive income for the year	(200,495)	(204,194)	(558,634)

Net cash inflow (outflow) from operating activities	112,697	92,050	162,587
Net cash inflow (outflow) from investing activities	(10,780)	29,323	7,702
Net cash inflow (outflow) from financing activities	(144,427)	(200,732)	(134,868)
Net cash inflow (outflow)	(42,510)	(76,535)	30,856

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NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(6)	Pursuant to PC’s restructuring PC shall not make any dividend distributions, unless (i) at least 75% of the Unpaid Principal Balance of the Notes has been repaid and the Coverage Ratio on the last Examination Date prior to such Distribution is not less than 150% following such distribution, or (ii) a Majority of the Plan Creditors consents to the proposed distribution.

Notwithstanding the aforesaid, in the event an additional capital injection of at least NIS 85 occurs, then after one year following the date of the additional capital injection million, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount of up to 50% of such additional capital injection.

(7)	Pursuant to PC’s restructuring plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt.

As for the amendment to an early prepayment term under the restructuring plan see note 11 E

C.	BEA Hotels N.V. (“BH”):

Bea Hotels N.V (“BH”) is indirect wholly owned subsidiary of the Company. BH, holds the rights in of approximately 98% of SC Bucuresti Turism S.A. (“BUTU”) which owns the Radisson hotel complex which include the Raddison Blu hotel and the Park Inn hotel in Bucharest, Romania.

On June 9, 2015 BUTU delisted its share from the RASDAQ as consequence shareholders holding 21.48% of BUTU, exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests was approximately EUR 13.9 million (NIS 61 million). An amount of EUR 2 million (NIS 8 million) was financed by BUTU from its own resources and the remainder in the amount of approximately EUR 11.9 million (NIS 52 million) was financed by the Company through shareholder loan granted to BUTU.

As a result all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU has decreased accordingly. Following the share capital decrease, the Company holds (indirectly) approximately 98% of BUTU’s share capital.

As consequences of this transaction the Company shareholder’s Equity was decreased in the amount of NIS 61 million out of which 55 million were attributable to the non-controlling interest and NIS 6 million were attributable to the shareholder of the Company.

NIS in thousand

The company’s share in BUTU’s equity before the withdraw	151,497
The Company shares in BUTU’s equity after withdraw:	144,771
Consideration paid by the Company:	-
Total reserve:	6,726

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NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

D.	Elbit- Plaza India Real Estate Holding Ltd. (“EPI”):

The Company and PC each holds 47.5% of the shares of of Elbit Plaza India Real Estate Holdings Limited (“EPI”) which holds plots in Bangalore and Chennai, India (see note 4D and 6A). The remaining 5% equity rights are held by the Company’s former Executive Vice Chairman (VC) of the Board.The VC Shares shall not be entitled to receive any distributions or payment from the EPI until the Group’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in EPI have been fully repaid. The Company and PC each have the right to appoint 50% of the board members of EPI.

NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:
	December 31, 2016
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating	plot designated for hotel (see E below)	Other	Other fixed assets	Total
	(in thousand NIS)
Cost:
Balance as of January, 1	678,531	18,700	10,088	34,359	741,678
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,017)	-	-	-	(37,017)
Additions during the year	2,473	-	81	-	2,554
Revaluation of hotels during the year	106,842	-	-	-	106,842
Disposals during the year	-	(15,000)	(1,245)	(4,467)	(20,712)
Foreign currency translation adjustments	(38,923)	-	(529)	(921)	(40,373)
Balance as of December, 31	711,906	3,700	8,395	28,971	752,972

Accumulated depreciation:
Balance as of January 1,	-	-	(2,647)	23,140	20,493
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,032)	(77)	-	-	(37,109)
Additions during the year	37,032	77	306	-	37,415
Disposals during the year	-	-	(1,132)	(4,383)	(5,515)
Foreign currency translation adjustments	-	-	127	(671)	(544)
Balance as of December, 31	-	-	(3,346)	18,086	14,740

Provision for impairment:
Balance as of January, 1	-	3,700	8,829	4,490	17,019
Foreign currency translation adjustments	-	-	(422)	-	(422)
Balance as of December, 31	-	3,700	8,407	4,490	16,597

Net book value	711,906	-	3,334	6,395	721,635

(*)	Had the Group continued to present the hotels based on the cost model, their net book value as of December 31, 2016, would have been NIS 284 million.

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NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT (Cont.)

A.	Composition (Cont.):
	December 31, 2015
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating	plot designated for hotel (see E below)	Other	Other fixed assets	Total
	(in thousand NIS)
Cost:
Balance as of January, 1	880,198	18,700	27,374	37,924	964,196
Adjustment of Depreciation and amortization balance as of December 31, 2015	(32,120)	-	-	-	(32,120)
Additions during the year	23,182	-	30	103	23,315
Revaluation of hotels during the year	102,271	-	-	-	102,271
Disposals during the year	(199,716)	-	(14,606)	(1,925)	(216,247)
Foreign currency translation adjustments	(95,284)	-	(2,710)	(1,743)	(99,737)
Balance as of December, 31	678,531	18,700	10,088	34,359	741,678

Accumulated depreciation:
Balance as of January 1,	-	-	5,718	24,255	29,973
Adjustment of Depreciation and amortization balance as of December 31, 2015	(32,135)	(49)	-		(32,184)
Additions during the year	32,135	49	863	38	33,085
Disposals during the year	-	-	(8,652)	-	(8,652)
Foreign currency translation adjustments	-	-	(576)	(1,153)	(1,729)
Balance as of December, 31	-	-	(2,647)	23,140	20,493

Provision for impairment:
Balance as of January, 1	-	-	9,822	4,490	14,312
Impairment loss recognized	-	3,700	-	-	3,700
Foreign currency translation adjustments	-	-	(993)	-	(993)
Balance as of December, 31	-	3,700	8,829	4,490	17,019

Net book value	678,531	15,000	3,906	6,729	704,166

(*)	Had the Group continued to present the hotels based on the cost model, their net book value as of December 31, 2015, would have been NIS 327 million.

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NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT (Cont.)

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Freehold rights	711,906	678,531
Leasehold rights	-	15,000
Net book value	711,906	693,531

C.	Annual depreciation rates - see note 2L(ii).

D.	As of December 31, 2016, the Group pledged property plant and equipment in the amount of NIS 712 million in order to secure borrowings provided to the Group by financial institutions, mainly with respect to the hotel. See also note 11 C (2).

E.	On June 23, 2016, the Company announced a termination of the lease agreement with the Israel Land Administration (“ILA”) in respect of plot located in, Tiberias Israel.

Following the termination of the Agreement, ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, which have been provided to ILA in order to secure the Company’s undertakings under the lease agreement and an additional amount of approximately NIS 24 million. The company recorded a gain in the amount of NIS 8 million.

F.	Description of valuation techniques used and key inputs to valuation of hotels:

Operating Hotels
Valuation technique	Significant unobservable Inputs	Range (weighted average)

DCF method	Average daily rate	€72 - €123
Capitalization rate and exit yield		7.75% - 8%
Discount rate		9.5%

●	IFRS 13 standard requires to categories fair value valuations according to Levels 1 to 3 based on the degree to which the significant inputs of fair value are observable Under IFRS 13, Level 3 is related to fair value measurements derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Accordingly, hotels which are measured at the DCF approach are categorized as Level 3.

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NOTE 9 -	SHORT-TERM CREDITS AND BORROWING

A.	Composition short-term credits:
	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Current maturities (*) (**)	462,297	726,763
	462,297	726,763

(*)	The Balance as of December 31, 2016, is comprised mainly: (i) the Company bank loan to Bank Hapolim in the amount of NIS 59 million (ii) PC’s notes in the total amount of NIS 191 million (see note 11E) (ii) PC subsidiaries bank loan’s current maturities in the amount of NIS 197 million (Mainly loans secured by operating trading properties).

(**)	On December 6, 2016, PC has acquired a bank loan of approximately EUR 10 Million (NIS 40 million), which is held against Pc’s plot in Romania, for a total consideration of EUR 1.35 million (NIS 5.5 million). The Lender has transferred all the collateral granted with respect of the loan to Plaza, while also releasing Plaza from its recourse loan. As part of the terms of the transaction, the Lender has been granted a purchase option for a term of three years, to acquire the plot for EUR 1.1 million (which is the amount the plot is presented in PC reports). As a result of this transaction, PC recorded gain in the amount of EUR 8.5 million (NIS 37million).

B.	Liens and financial covenants - see note 13D and 13E respectively.

NOTE 10 -	PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Income taxes	3,070	2,516
Other governmental institutions	1,235	1,574
Wages and fringe benefits	2,235	4,019
Accrued interest payable	-	12,071
Derivative measured at fair value through profit and loss (i)	1,831	1,851
Derivative that are designated and effective as hedging	-	1,977
Obligation in respect of plot purchase		5,861
Income in advance	6,429	8,547
Accrued expenses, provision and others	31,899	25,364
	46,699	63,780

(i)	In respect of Torun project loan. The project company pays fixed interest rate of 1% and receives three months Euribor on a quarterly basis, until December 31, 2017.

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NOTE 11 -	BORROWINGS

A.	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

At amortized cost:
Loans from banks and financial institutions (see C below)	761,710	846,246
Notes issued by the Company (see D below)	498,637	553,265
Notes issued by PC (see E below)	721,292	771,172
	1,981,639	2,170,683
Less - current maturities (see note 9)	(462,297)	(726,763)
	1,519,342	1,443,920

B.	Linkage basis and interest rates:

	December 31, 2016
	Interest rates
	%	(in NIS’000)

NIS	Israeli CPI + 6 - 6.9	1,177,224
EURO	Euribor + 1.65 - 5	702,628
EURO	Libor + 4.65	59,082
PLN	6m Wibor + 6	42,705
		1,981,639

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Loans provided to the Company See (1)	59,082	157,459
Loans provided to PC (mainly with respect to trading property) (3)	332,705	435,351
Loans provided to SPV holding the Radisson Complex (2)	369,923	253,436
	761,710	846,246

For collaterals and financial covenants see also note 13D and E.

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NOTE 11 -	BORROWINGS (Cont.)

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions: (Cont.)

(1)	Bank Hapoalim Refinancing Agreement:

The total amount outstanding under the Bank Hapoalim loan is EUR 14.6 (NIS 59 million). The loan principal will be repaid in a single instalment at November 30, 2017. The loan bears interest of LIBOR + 3.45% (to be paid on a quarterly basis) per annum plus an additional annum 1.2% which shall accrue and be paid in a single instalment on the maturity date of the loan principal. The Company shall be entitled to prepay the loan without prepayment fines or fees provided that such prepayment will be made on the interest payment date only. If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company’s internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company’s debt to the Bank and the Company’s total debt to the Bank and to the Noteholders as of such date. As for collaterals and covenants see note 13D(1) and E(2).

(2)	Refinancing of the Radisson Blu hotel in Bucharest:

On March 10, 2016 “BUTU” as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the “Lenders”) and the Company as guarantor have amended and restated the existing facility agreement signed on 16 September 2011 (the “Existing Facility Agreement”), through an amended and restated facility agreement (the “Amended and Restated Facility Agreement”).

According to the Amended and Restated Facility Agreement, the Lenders shall increase the loan to BUTU outstanding under the Existing Facility Agreement up to EUR 97 million (NIS 392 million) (the “New Facility Amount”). The New Facility Amount shall be drawn down in two tranches, with tranche A in the amount of up to EUR 85 million (NIS 344 million), which BUTU shall be able to utilize until March 31, 2016, and tranche B in the amount of up to EUR 12 million (NIS 48 million), which BUTU shall be able to utilize starting with September 30, 2016. The proceeds of the New Facility Amount shall be used, inter alia, to refinance certain outstanding loans under the Existing Facility Agreement. The surplus of the New Facility Amount will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group.

The principal of the New Facility Amount will be repayable in quarterly instalments and a balloon repayment at 31 December 2020. The New Facility Amount will bear an annual interest of Euribor plus margin of 3.75%, which will be hedged by BUTU in accordance with the provision of the Amended and Restated Facility Agreement (the interest after the hedge will be 3.83%).

The New Facility Amount is secured by first rank real estate mortgage on the hotel complex owned by BUTU, security interest over the shares of BUTU and certain other securities stipulated in the Amended and Restated Facility Agreement. In addition, the Company has provided a corporate guarantee to secure the New Facility Amount, whereby the Company guarantees all of BUTU’s payment obligations under the Finance Documents (except for the balloon repayment at 31 December 2020).

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NOTE 11 -	BORROWINGS (Cont.)

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions: (Cont.)

(2)	Refinancing of the Radisson Blu hotel in Bucharest: (Cont.)

On March 23, 2016, BUTU has drawn down the first of the two tranches of the loan in the amount of EUR 85 million (NIS 344 million) (“Tranche A”). The amount received by the Company, after the refinance of certain outstanding loans under the original facility agreement, is approximately EUR 24.4 million (NIS 100 million) out of which an amount of EUR 15 million (NIS 60 million) was used for the prepayment of the loan to Bank Hapoalim B.M, as per the amendment to the loan agreement with Bank Hapoalim (see C below).

On November 21, 2016, BUTU has drawn down the second tranches of the loan in the amount of EUR 12 million (NIS 49 million) under the Amended and Restated Facility Agreement. Following the drawdown, the total outstanding amount of the loan is approximately EUR 95 million (NIS 384 million). EUR 7 million (NIS 29 million) was used by the Company for a principal payment to Bank Hapoalim.

(3)	Development facility agreed for Belgrade Plaza (Visnjicka):

On June 21, 2016 PC has signed a EUR 42.5 million (NIS 172 million) loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. AS of the balance sheet date, the outstanding amount of the loan is EUR 11.5 million (NIS 46 million).

For the sale of the project see note 21 D

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ELBIT IMAGING LTD.

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NOTE 11 -	BORROWINGS (Cont.)

D.	(1)	Issuance of notes by the Company:

On February 20, 2014 two series of notes were issued by the Company:

The first series of notes (“Series H”) was in the aggregate principal amount of NIS 448 million, repayable in a single payment at May 31, 2018. The second series of notes (“Series I”) was in the aggregate principal amount of NIS 218 million, repayable in a single payment at December 1, 2019. Both series of the notes are bearing interest at the rate of 6% per annum and are linked to the Israeli consumer price index. Interest on the series H notes will be payable in cash on a semi-annual basis, while interest on series I notes will be accrued to the principal and will be payable on the final maturity date.

In addition, the notes include mandatory prepayment provisions in the event the Company pays a cash dividend or makes any other distribution, such that the Company is obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the Series H, and (ii) secondly, towards all unpaid amounts under Series I.

The following table present the terms of the Company’s Notes:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31 2016
	%	%		(in thousand NIS)

Series H notes	9.47	CPI+6	2018	296,160	282,935
Series I notes	12.8	CPI+6	2019	217,279	172,954
Accumulated interest on Series I notes				42,748	42,748
				556,187	498,637

For collaterals see note 13D(2).

(2)	Buyback plan of Company’s debentures:

As for December 31, 2016, the Company purchased NIS 150 million par value from series H, for a total consideration of NIS 138 million, resulting in a gain of NIS 2.3 million in 2016 and NIS 3.4 million 2015 which was recorded in the statement of income. All the notes repurchased have been fully redeemed. See also note 16F.

As for December 31, 2016, the Company has open program to repurchase up to additional NIS 42 million of Series H note effective until August 18, 2017.

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ELBIT IMAGING LTD.

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NOTE 11 -	BORROWINGS (Cont.)

E.	PC’s notes:

The following table present PC’s notes as of December 31, 2016:

	Effective interest rate	Contractual interest rate	Principal final maturity (*) (**) (***)	Adjusted par value	Carrying amounts as at December 31 2016
	%	%		(in thousand NIS)

Series A Notes	8.43%	CPI+6	2020	257,772	248,716
Series B Notes	12.19%	CPI+6.9	2019	453,264	429,871
Polish Notes	10.46%	6%+ 6M WIBOR	2018	42,988	42,705
				754,024	721,292

(*)	Pursuant to PC’s Restructuring Plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets as early repayment.

(**)	Approved amendment to an early prepayment term under the Restructuring

PC has implemented the restructuring plan that was approved by the Dutch court on July 9, 2014 (the “Restructuring Plan”).

Under the Restructuring Plan, principal payments under the notes that originally due in the years 2013 to 2015 were deferred for a period of four and a half years, and principal payments originally due in 2016 and 2017 were deferred for a period of one year (the “Extended Repayment Schedule”).

The Restructuring Plan further provides that, if PC does not prepay an aggregate amount of at least NIS 434 million on the principal of the notes on or before December 1, 2016 (the “Early Prepayment”), the principal payments due under the Extended Repayment Schedule will be advanced by one year (the “Accelerated Repayment Schedule”).

On November 29, 2016, PC’s note holders approved to a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately EUR 488 thousand (NIS 2 million) (which is equal to 0.25% from the Company’s outstanding debt under the Notes at that time) (the “Consent Fee”). The consent Fee shall be paid to PC’s Noteholders on a pro rata basis.

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ELBIT IMAGING LTD.

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NOTE 11 -	BORROWINGS (Cont.)

E.	PC’s notes (Cont.):

In addition to the above, the following terms were approved by the Note holders:

a.	Casaradio proceeds - If PC shall sell the Casaradio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which the Company holds the Project (and said sale shall be carried out before the full repayment of the debentures and until no later than December 31, 2019 (’‘Final Date”), for an amount which exceeds EUR 45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC, then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

b.	Non-compliance with payment - in the event that PC has not repaid until March 31, 2017 the amount of NIS 382 million Principal, then a forced early redemption of the outstanding principal of Series A debentures shall take place in a manner in which said principal shall be repaid in five equal payments whereas the first payment shall be made on April 25, 2017 and the remaining outstanding principal will be due according to the Accelerated Repayment Schedule, Series B debentures shall be repaid in two equal payments starting 2017 and the Polish debentures should be fully repaid in May 2017.

c.	Registering of Polish bonds for trade - PC has committed to undertake best efforts to admit the Polish bonds for trading on the Warsaw Stock Exchanges and proceeding in this respect are ongoing.

As for the date of the approval of the financial statement PC repaid the bondholder the entire NIS 382 million.

(***)	The net cash flow received by PC following an exit or raising new Financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of Real estate Asset’s after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary - amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred) , will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of the four shopping centers only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

Revised effective interest rate:

As a result of the non-substantial modifications of terms regarding the approved amendment described above, PC calculated a new effective interest rate as follows:

	Effective interest rate
	Before the amendment	after the amendment
Series A Debentures	11.58%	8.43%
Series B Debentures	13.83%	12.19%
Polish Debentures	10.83%	10.46%

For PC’s notes collaterals and covenants - see note 13D(3) and 13E(3).

F.	Liens and financial covenants - see note 13D and 13E.

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NOTE 12 -	INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Current	3,292	2,166	205
Deferred	(386)	3,465	(2,492)
In respect of prior years	-	-	-
	2,906	5,631	(2,287)

B.	Principle tax laws applicable the major Group companies in their country of residence:

(1)	Israel:

a.	Corporate tax rate applicable to companies in Israel in 2016, 2017 and 2018 is 25%, 24% and 23% respectively (in 2015 and 2014 - 26.5%).

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

(1)	(i)	Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits (“Deemed Dividend”).

(ii)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli resident company has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

(2)	Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

(3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

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ELBIT IMAGING LTD.

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NOTE 12 -	INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(2)	The Netherlands:

a.	Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25%. The first EUR 200,000 of profits is taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years.

b.	Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i)	Motive Test, the investee company is not held as passive investment;

(ii)	Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);

(iii)	Asset Test, the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

c.	Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

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ELBIT IMAGING LTD.

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NOTE 12 -	INCOME TAXES (Cont.)

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Profit (loss) before income taxes	(309,162)	(316,165)	783,545

Israeli company’s statutory tax rate (%)	25	26.5	26.5

The theoretical tax	(77,291)	(83,784)	207,639
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	953	10,286	79,018
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	(6,990)	(17,805)	(468,683)
Losses and other timing differences for which deferred taxes had not been recorded	65,376	130,822	94,931
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(6,235)	(33,655)	32,447
Differences in tax rates on income of foreign subsidiaries	11,757	(13,146)	43,663
The Group’s share in results of associated companies	13,574	11,620	5,272
Other differences, net	1,762	1,293	3,426
	2,907	5,631	(2,287)

D.	Carry forward losses and deductions:

As of December 31, 2016, the Group companies had accumulated tax losses and deductions amounting to NIS 1,207 million, which may be utilized in the coming years against taxable income at rates ranging from 12.5% to 35% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 1,207 million, against taxable income, will gradually expire over the following years:

December 31
2 0 1 6
(in thousand NIS)

2017	2,624
2018	94,431
2019	120,682
2020 and thereafter	989,650
1,207,387

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ELBIT IMAGING LTD.

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NOTE 12 -	INCOME TAXES (Cont.)

E.	Deferred income taxes:

(1)	Composition:

	Year ended December 31, 2016
	Balance as of January 1, 2016	Charge to profit and loss account	Charged to revaluation reserve	Foreign currency translation adjustments	Balance as of December 31, 2016
	(In thousand NIS)

Differences between book value of property, plant and equipment and value for income tax purposes	(82,990)	1,319	(17,046)	5,139	(93,578)
Timing differences - income and expenses	(15,969)	6,721	(319)	378	(9,189)
Carry forward tax losses and deductions	17,900	(7,641)	-	(434)	9,825
Net deferred taxes	(81,059)	399	(17,365)	5,083	(92,942)

	Year ended December 31, 2015
	Balance as of January 1, 2015	Charge to profit and loss account	Charged to revaluation reserve	Foreign currency translation adjustments	Balance as of December 31, 2015
	(In thousand NIS)

Differences between book value of property, plant and equipment and value for income tax purposes	(72,290)	(729)	(18,333)	8,452	(82,990)
Timing differences - income and expenses	(34,228)	15,517	(530)	3,272	(15,969)
Carry forward tax losses and deductions	39,656	(18,252)	-	(3,594)	17,900
Net deferred taxes	(66,862)	(3,464)	(18,863)	8,130	(81,059)

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

E.	Deferred income taxes (Cont.):

(2)	The deferred taxes are presented as follow:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Long-term liabilities	(92,942)	(82,787)
Long-term receivables	-	1,728
	(92,942)	(81,059)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	-	-
Timing differences - income and expenses	1,602	336,366
Carry forward tax losses and deductions	270,882	310,717
	272,484	647,083

F.	Final tax assessments:

The Company and certain Israeli subsidiaries have received final tax assessments, through 2010. Currently the Company is discussing the tax assessments for the years 2011-2014. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders’ equity, as of December 31, 2016, 2015, and 2014 is NIS 85 million, NIS 68 million and NIS 32 million, respectively.

H.	Tax ruling:

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority (“ITA”) as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the Arrangement. The ruling generally provides that, upon the closing of the Arrangement, the Company’s unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries. As a result of the closing of the Arrangement the Company recorded a gain for tax purposes in its financial statements. The Company does not expect any material tax liability as a result of such profit.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments:

Hotels’ management fees:

BUTU entered into management agreements with Rezidor for the managements of the Group’s hotel the Radisson Blu hotel complex in Romania which include the Raddison Blu hotel and the Park Inn hotel.

Under the management agreements BUTU undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit. In addition, BUTU also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues.

A termination of the Radisson Blu Bucharest Hotel management agreement can be done only in limited circumstances as set forth in the agreement.

B.	Claims:

Certain legal claims have been filed against the Group’s companies, including a claim that have been applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class action, appropriate provisions have been included in the financial statements, with respect to the exposure involved in such claims.

In the opinion of the managements of the Group’s companies, the amount of the additional exposure as of December 31, 2016, in respect of claims their chances to be realized are not remote, amounts to approximately NIS 11 million, excluding the class action and VAT assessments. Said amount does not include interest. In respect to motions to certify a claim as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items (1) below. In respect of VAT assessments see (3) below.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

Following are the Group’s material claims as of December 31, 2016:

(1)	The Company - application for 1999 class action:

In November 1999, a number of institutional and other investors (the “Plaintiffs”), holding shares in Elscint Ltd.(a subsidiary of the Company which was merged into the Company (“Elscint”) instituted a claim against the Company, Elscint, the Company’s former controlling shareholders, past officers in the said companies and others. Together with the claim a motion was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the submission of the claim, excluding the Company and certain other shareholders.

The plaintiffs argued that a continued and systematic oppression of the minority shareholders of Elscint took place, causing the minority monetary damage. According to the plaintiffs, said oppression started with the oppressive agreements made by Elscint for the realization of its main assets, continued with the sale of the control in the Company by Elron Ltd (and therefore indirectly also in Elscint) to companies held by former controlling shareholders(“Harmful Sale”),continued further with the breach of a tender offer made by Company to purchase the minority shares in Elscint(“Breach of Tender Offer”) and ended with an agreement between Elscint and companies held by the former controlling shareholder for the acquisition by Elscint of the hotels portfolio and the Arena commercial center in Israel in exchange to excessive payment from Elscint. (“Hotels and Marina Transactions”). It should be mentioned that the Harmful Sale allegation is directed first and foremost against Elron which was the controlling shareholder of the Company at that time.

Due to these acts the Plaintiffs allege that the value of Elscint’s shares dropped during the period between February 24, 1999 and the date at which the claim was instituted from USD 13.25 per share to USD 7.25. The main relief sought in the original claim was an order for the Company to consummate the purchase offer for USD 14 per share, and alternatively, to purchase Elscint’s shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the plaintiffs asked the court to grant injunction prohibiting the execution of Hotels and Marina Transactions and for the restitution of all money paid in connection with the above-mentioned transactions.

In January 2009, the district court dismissed the Plaintiffs’ motion to certify the claim as a class action, which was appealed by them to the Israeli Supreme Court in March 2009. In May 2012, the Israeli Supreme Court upheld the plaintiff’s motion to certify the claim as a class action with regard to the Hotels and Marina Transactions. In addition, the Supreme Court has upheld the Harmful Sale allegation that related to Elron and rejected certain other claims that were included in the original proceedings.

The Supreme Court noted that even though the claim was based on ‘countless’ allegations and on ‘dozens’ of legal grounds, the claim was certified as a class action based on only two causes of action: oppression of minority on the one hand and breach of fiduciary duties and recklessness on the other hand.

The Supreme Court remanded the case to the District Court with instructions.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

(1)	The Company - application for 1999 class action (Cont.):

In March 2014, the plaintiffs filed an amended statement of claim in which they argued for oppression of the minority of Elscint, mainly by: (a) refraining from distributing dividends; (b) directing Elscint’s profits to its control-holders in unfair transactions; (c) executing the Harmful Sale transaction; (d) executing the Hotels and Marina Transactions.; (e) refraining from executing a tender offer for the minority shares in Elscint.

On May 8, 2013, the Company filed the District Court a motion to order that parts of the amended statement of claim be struck out as they do not correspond with the Supreme Court’s decision dated May 28, 2012. More specifically, the Company argued that the plaintiffs’ allegation with regard to the alleged tender offer and with regard to the alleged failure to distribute dividends can no longer be trialed in this case. The Company consequently asked the District Court to decide that the Company will remain a defendant in this case only under its capacity as assignee of all rights and obligations of Elscint (as Elscint had merged into the Company and ceased to exist as a legal entity).

The District Court dismissed this motion on June 30, 2013, stating, mainly, that the legal ground of “oppression of minority” could possibly contain claims regarding the alleged tender offer and the alleged failure to distribute dividends.

Following a motion filed by Directors of Elscint, the district court ordered the Company to state whether it would acknowledge that it made an obligation to its directors (and an obligation that Elscint made to its directors) to indemnify the directors. The Company informed the court that it acknowledged such previously made indemnification obligations which are subject to some reservations.

On April 6, 2016, the Company and some other defendants (i.e: The Company’s and Elscint’s former directors and officers) have entered into a settlement agreement with the Plaintiffs (the “Settlement”). The Settlement generally provides that in consideration of a total payment of NIS 46 million (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is - or may be - directed against the Company and its former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to the Company and its former directors and officers as well as with respect to Elscint and its former directors and officers.

The Company’s share in the aforementioned compensation is NIS 4 million and the rest will be financed by the Company’s D&O Insurance.

On April 12, 2016, the District Court approved that the settlement agreement may be publicized, and on May 26, 2016 the District Court appointed Prof. Sharon Hannes to express his opinion whether the proposed settlement was fair and reasonable.

On August 7, 2016 Prof. Hannes filed his opinion to the court, stating mainly that to his understanding, and according to the limited information presented to him (taking into account that the defendants have not yet filed their evidence in chief), the claim is likely to be accepted, and the total damages suffered by Elscint’s minority shareholders are estimated at 60 Million NIS. However, Prof. Hannes mentioned that the question whether the proposed settlement agreement was fair or not should take into account other factors as well.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

(1)	The Company - application for 1999 class action (Cont.):

On 11 September, 2016, the Attorney General (“AG”) and the Israeli Securities Authority (“ISA”) filed their joint opinion regarding the settlement agreement’s fairness and reasonableness. The opinion states that the overall settlement compensation seems reasonable, and that the agreement should be lightly scrutinized, considering the long period of time that has passed since the procedure had commenced, and the legitimate aspiration that the class members receive compensation in due time.

However, the opinion points out specific clauses of the settlement agreement that should be amended. AG’s and ISA’s main claims were that:

(a)	The agreement should clearly state that in no case will any part of the compensation be paid back to the defendants.

(b)	The named-plaintiffs’ share of the total compensation will not exceed their share of the class’s holdings.

(c)	The mechanism of search for class members and their compensation should be clearer; The court should supervise these actions, and prevent conflict of interests.

Meanwhile, on 11 January, 2017, a second settlement agreement was filed, between the Plaintiffs and all the defendants who are not the Settling Defendants - i.e. Elron and its D&Os (“the Additional Agreement”).

According to the Additional Agreement, the class will receive an additional compensation of NIS 5 Million to waive all remaining causes of action that were not already settled with the Settling Defendants. The Additional Agreement recommends that the class’s attorneys will receive additional fees of 1.25 Million NIS.

On 22 January, 2017 The District Court decided that the Additional Agreement would be publicized; that interested parties, AG, and ISA may file their opinions or objections to the Additional Agreement within 30 days; and finally, that the certification of both settlement agreements will be discussed in a court hearing on 19 March, 2017.

During a court hearing held on 19 March, 2017, The District Court pointed out some difficulties in certifying the settlement agreements.

Following this hearing, the parties have reached a potential understanding that an additional sum of 4 Million NIS will be paid to the class members. The Company’s share in this sum was expected to be 0.6 Million NIS.

On 30 April, 2017, after a court hearing, the District Court decided that the compensation offered in the settlement agreement was insufficient from the perspective of the class members, and that therefore the hearing of the trial should be continued.

The District Court ordered the defendants to file their evidence in chief until 4 June, 2017, and set a pre-trial in order to determine dates for cross examinations.

The Company has submitted a motion to appeal to the Supreme Court on the District Court’s decision to dismiss the settlement agreement, alongside a motion to suspend any pending procedure in the District Court until the motion to appeal is resolved.

75

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

(1)	The Company - application for 1999 class action (Cont.):

Based on -

a)	the reasonableness of the settlement itself;

b)	the approval of the settlement by the plaintiffs which are institutional investors;

c)	the support given by AG to the settlement; and

d)	the support given by the court-appointed expert to the settlement,

The Company based on a legal advice received, believe that it is more likely than not that the outcome of such a motion to appeal will be the approval of the settlement agreement.

As for a dispute with an insurer which insured this law suit, see C 7 below.

(2)	VAT and Customs assessments:

The Company received from the respective VAT and Customs authorities assessments for the years 2006-2012 in the total amount of approximately NIS 25 million (excluding interest linkage and penalties). Management, based on its tax advisor advice, recorded an appropriate provision in the financial statement for this exposure.

(3)	Other legal proceedings in the ordinary course of business:

As of December 31, 2016, the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company’s financial statements.

C.	Other contingent liabilities:

(1)	Indemnification to directors and officers of the Company:

The General Meeting of the Company’s shareholders has approved the grant of prospective indemnification undertaking to the Company’s directors (including the controlling shareholder) and officers (including for their service as officers at the Company’s subsidiaries, where applicable). The total aggregate indemnification shall not exceed the lower of 25% of the shareholders’ equity as recorded in the Company’s most recent financial statements prior to such payment, or USD 40 million, and all in excess of an amount paid (if paid) by insurance companies under applicable insurance policy/ies. The Company’s Board of directors and Audit committee has also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(2)	Indemnification to directors and officers of Elscint:

Elscint’s shareholders have approved, at their General Meeting (on October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including for their service as officers of Elscint’s subsidiaries where applicable). The total indemnification shall not exceed the lower of 25% of the shareholders’ equity as set forth in Elscint’s most recent unaudited consolidated financial statements prior to such payment or USD 50 million, in excess of any amounts paid (if paid) by insurance companies pursuant to the insurance policy maintained by the Company from time to time.

Elscint’s shareholders have also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care. On March 7, 2011 Elscint was merged into Elbit and ceased to exist. Upon and as a result from the merger, all Elscint’s undertakings and liabilities were transferred to and assumed by Elbit.

(3)	Indemnification to directors and officers of Plaza Centers:

On November 28, 2014 PC has entered into an indemnity agreement with all of PC’s newly appointed directors (including the Company’s chairman of the board and other director of the Company at their role as directors of PC) and on June 20, 2011 with part of PC’s senior management the maximum indemnification amount to be granted by PC to its directors shall not exceed 25% of the shareholders’ equity of PC based on PC’s shareholders’ equity set forth in PC last unaudited consolidated financial statements prior to such payment.

(4)	Indemnification to directors and officers of InSightec:

InSightec (an associated company) is obliged to indemnify and to hold harmless its directors and officers (including one of the Company’s directors who serves as a director in InSightec), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnification for all InSightec’s directors and officers, in accordance with the letter of indemnification (in addition to the amounts received from the insurers), shall not exceed the higher of USD 10 million or USD 2 million per office holder with the addition of the reimbursement of legal expenses totalling USD 1 million.

Furthermore, InSightec has granted its officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their duty of care towards InSightec, other than with respect to a breach of duty of care in connection with a Distribution, as defined in the Israeli Companies Law subject to the Israeli Companies Law.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(5)	Indemnification to directors and officers of Gamida:

Gamida has granted its directors, an indemnification undertaking letter for any monetary obligation with respect to a claim, including a compromise agreement or arbitration award, carried out in respect to actions taken by the director during the time of his/her service as Gamida’s or Gamida’s Subsidiary or Affiliate’s (as such terms defined therein) Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees paid by the Directors as a result of an investigation or proceeding initiated against the Director. The indemnification is limited to USD 6 million.

(6)	Indemnification to directors and officers of Elbit Medical Technologies:

In November 2010, the shareholders’ of Elbit Medical Technologies have approved the grant of an exemption and indemnification to directors and officers of Elbit Medical Technologies (including such that serve also as officers of the Company). In the framework of the exemption and indemnification undertaking letter (as amended pursuant to the approval Elbit Medical Technologies shareholders on July 2012), Elbit Medical Technologies exempted the recipients of the indemnification undertaking letters also from liability for actions performed while serving as officers of Elbit Medical Technologies or its subsidiaries or a company in which Elbit Medical Technologies is an interested party.

The total indemnification that Elbit Medical Technologies shall pay to each of the indemnified parties (in addition to amount received from the insurance companies according to the insurance policy) shall not exceed USD 40 million. The maximum indemnification amount shall not be affected by payment according to any insurance policy or its existence unless the indemnification amount claimed was already covered by the insurance companies or by any third party.

(7)	The Company received, in 2003, a letter from a certain insurer (“the Insurer”) of EIL, Elscint and the Company (the “Insured Companies”), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the “Policy”), effective as of July 1999 (the “Additional Cover”), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the “Replacement Cover”). The letter states that the Policy, Additional Cover and Replacement Cover (the “Insurance Cover”) issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company’s legal counsel replied on behalf of the Insured Companies in March 2003, rejecting all allegations. The parties conducted discussions between them pertaining to the matter referred to herein to negotiate a settlement.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(8)	Indemnifications relating to sale of real estate assets:

In the framework of the transactions for the sale of the Group’s real estate as well other transactions, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction and (ii) Indemnifications in respect of other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price.

To the Company’s management best knowledge as of the approval date of these financial statements, other than the described below no claim of any kind was received at the Group with respect to these indemnifications in July 2016, following an extensive and lengthy legal procedure relating to a transaction agreement undertaken between PC, and Klepierre in 2004, the International Court of Arbitration has ruled that PC is liable for an indemnification claim totalling approximately EUR 2 million (NIS 9 million), including costs arising from the legal process. Since Klepierre is deemed a creditor under PC’s ongoing Restructuring Plan, payment of the principal amount due by PC under the indemnification claim was deferred to July 2018. Due to the guarantee executed in 2004 of the Company to the original transaction and according to the Dutch law, the Company was obliged to pay the amount determined by the International Court of Arbitration. On December 6, 2016, the Company and Klepierre reached a settlement in which, inter alia, the Company payed EUR 1.2 million (NIS 5 million) to Klepierre and Klepierre released all of its claims against the Company, it’s fully owned subsidiary, Elbit Ultrasound (Luxembourg) B.V./S.À.R.L. (who was also a guarantor to Plaza) and PC. In addition, PC paid to Klepierre the costs arising from the legal process in the amount of EUR 0.6 million (NIS 2.5 million)

(9)	Pending lease payments to a purchaser of a commercial center:

A former subsidiary of PC incorporated in Prague, Czech Rep. (“Bestes”), which was sold in June 2006 is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for EUR 6.9 million (NIS 28 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfilment of certain conditions as stipulated in the agreement. In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of EUR 2.2 Million (NIS 9 million) as of balance sheet date, unless the buyer finds other tenant that will pay higher annual lease payment than the Lessee. PC’s management does not expect to bear a material loss in November 2010, Elbit Medical Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the prospectus published by Elbit Medical Technologies with respect to the transaction according to which the Company acquired control over Elbit Medical Technologies (hereinafter, respectively the “Prospectus” and the “Transaction”) provided that Gamida’s will provide the information in good faith and that such information must be at all times complete and accurate.

79

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(10)	Waiver and reimbursement to Gamida and/or its officers:

Likewise Elbit Medical Technologies has irrevocably undertaken, towards Gamida, its officers, Gamida’s jointly controlled subsidiary and Teva Pharmaceutical Industries Ltd that, subject to the conditions specified in the undertaking document, it shall indemnify them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned with respect to the Transaction and the Prospectus, as well as any reports or other action of the Company with respect to the aforementioned information and/or to Gamida, its activities, its business etc.

(11)	PC has contractual commitments in respect of its project in Serbia in a total amount of EUR 19 million (NIS 77 million) in respect of construction activities, to be preformed and paid during 2017.

(12)	Foreign Corrupt Practices Act (FCPA) Issues

As disclosed in Note 4 C (1) Casa radio, PC and the Company have become aware of certain issues with respect to certain agreements that were executed in the past in connection with the Casa Radio Project in Bucharest, Romania that may contain potential violation of the requirements of the U.S. Foreign Corrupt Practices Act (FCPA), including the books and records provisions of the FCPA. As a result of the abovementioned, the Company’s audit committee has decided to appoint a special committee to examine these matters, including any internal control and reporting issues. (the “Special Committee”). The Special Committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board of Directors. The Company’s Board fully adopted the Special Committee’s recommendation, and, among other steps, implemented a specific policy with respect to FCPA risks and appointed a compliance officer to monitor the policy’s implementation by the Company’s management. The Company informed and fully cooperate with the relevant governmental agencies in this matter.

If violations of the FCPA or other laws of the U.S. or of other jurisdiction laws occurred, the Company, as well as its directors, officers and other related parties, may be subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. In addition, the public announcement of the subject matter of the investigation could adversely affect the Company’s business and financial position. Furthermore, dispositions for these types of matters may result in further modifications to the Company’s business practices and compliance programs.

Management, based on legal advice received, recorded an appropriate provision in the financial statement for this exposure.

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(13)	Certain issues with respect to an agreement from 2011

The Company’s Board of Directors has become aware of certain issues with respect to an agreement from 2011, between the Company, PC and another party, the beneficial owners of which have not been identified. The characteristics of the contract could raise red flags that this contract may be a potential violation of laws and regulations.

In order to address this matter, the Company’s Board has appointed a joint committee’s together with PC’s chairman of the audit committee, the Company special committee and with the external legal advisors to investigate and examine the issues raised. The Company intends to fully cooperate with the relevant governmental agencies in this matter, if required.

As such review of this issue is ongoing, the Company and PC are unable to comment on any additional details related to this matter. As of the date of publishing these financial statements and at this preliminary stage, the Company, based on legal advice received, cannot estimate the potential consequences for the Company as a result of this matter and no provision is recorded in the books for any amounts which the Company may incur as a result of these issues.

D.	Liens, collateral and guarantees:

(1)	Loan from Bank Hapoalim (The “Bank”):

As security for a loan the balance of which as of December 31, 2016, amounted to NIS 59 million granted to the Company by the Bank the Company has pledged:

(i)	86 million shares of PC, representing approximately 13% of PC’s issued and outstanding shares,

(ii)	A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 98% of the rights in the Radisson Blu hotel in Bucharest, Romania) (“BHEE”) and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE subject to the following exceptions:

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees (Cont.):

(1)	Loan from Bank Hapoalim (The “Bank”) (Cont.):

Exceptions to the collaterals:

So long as the Company and its subsidiaries meet all of their debts and liabilities vis-à-vis the Bank the proceeds specified below that shall be received from the pledged assets shall be used by the Company for its on-going operations, at its discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank:

(i)	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 97 million.

(ii)	Net cash flow which derives from current operations of the Radisson Blu hotel.

(iii)	In the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all of its rights or the control in the Radisson Blu hotel, the Company will undertake to prepay the remaining amount of the loan; in the case of the sale of part of the rights in the Radisson Blu hotel, after which the Company retains control over the asset - a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

(iv)	In the case of a sale of Plaza Centers’ shares which are held by the Company - the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

(2)	The Company notes:

Series H notes are secured by a first ranking floating charge on all the Company’s property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company’s wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed to the Company by each of EUL LUX and Elscint Holdings. Series I notes has similar second ranking charges. In addition the Company has granted to both series H and series I notes) a corporate guarantee by each of EUL LUX and Elscint Holdings and a negative pledge over the respective assets of EUL LUX and Elscint Holdings. The collaterals securing the notes are subject to exceptions as set forth in the Arrangement. The Company holds through EUL LUX its shareholdings in PC and through Elscint Holdings its shareholdings in the Radisson Blu hotel in Romania.

The Company and its wholly owned subsidiaries, EUL LUX and Elscint Holdings, have not created, nor undertook to create any pledges contrary to their obligations under the notes.

82

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees (Cont.):

(3)	PC notes:

The following provisions will apply to PC’s notes:

a.	Restrictions on issuance of additional notes - PC undertake not to issue any additional notes other than as expressly provided for in the Restructuring Plan.

b.	Negative Pledge on Real Estate Asset (“REA”) of PC - PC undertakes that until the notes has been repaid in full, it shall not create any encumbrance on any of the REA, held, directly or indirectly, by PC except in the event that the encumbrance is created over PC’s interests in a subsidiary as additional security for financial indebtedness (“FI”) incurred by such subsidiary which is secured by encumbrances on assets owned by that subsidiary.

c.	Negative Pledge on the REA of Subsidiaries - PC’s subsidiaries shall undertake that until the notes have been repaid in full, none of them will create any encumbrance on any of REA except in circumstances permitted under the provision of the notes.

d.	Limitations on incurring new FI by PC and the subsidiaries - PC undertakes not to incur any new FI (including by way of refinancing an existing FI with new FI) until the outstanding notes debt (as of November 30, 2014,) have been repaid in full, except in circumstances permitted under the provision of the notes.

e.	Limitation on distribution dividend - see note 7 B (6).

f.	75% mandatory early repayment - see note 11 E to other sections in this note.

g.	Permitted Disposals - provisions with respect to the four shopping centres - PC will be allowed to sell the four shopping centres (Torun, Suwalki, Kragujevac and Riga) or to perform refinancing for any of these (hereinafter: “Disposal Event”), subject to the cumulative net cash flow in the Disposal Event in respect of these four shopping centres being no less than EUR 70 million (NIS 331 million).

83

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees (Cont.):

(4)	Credit facilities financing real estate projects

Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or trading property (“Project Companies”) have secured their respective credit facilities, in a total amount of NIS 703 million, by providing the first ranking (fixed or floating) charges on property owned thereby, including, mainly: rights in the real estate property as well as the financed projects revenues and profits derived from the projects; goodwill and other intangible assets; rights pertaining to certain contracts (including lease, operation and management agreements); and rights arising from insurance policies. Shares of Project Companies were also pledged in favour of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in the Project Companies are subordinated to the respective credit facilities, and repayment of such shareholders loans is subject to fulfilling certain preconditions and/or the financing bank prior consent.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties.

The Company is a guarantor to certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 122 million.

(5)	Secured bank deposits - As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 20C.(6).

(6)	Within the framework of PC’s derivative transactions (see note 10 (i)), executed between PC and commercial banks (the “Banks”), PC agreed to provide the Banks with collaterals or cash deposits. Accordingly, and with respect of Torun IRS the project company also established a bail mortgage up to EUR 5 million (NIS 20 million) encumbering the real estate project.

E.	Financial covenants:

(1)	Within the framework of loan agreements executed by the Group’s Project Companies (i.e., companies which engaged in the purchase, construction and operations of hotels and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants. As of December 31, 2016, substantially all of the Group’s borrowings from banks are subject to various financial and operational covenants, such as: complying with a “minimum debt service cover ratio,” “loan to value”; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and EBITDA to current bank’s debt ratio; occupancy percentage; rental fee rates;, cross default with respect to the parent company financial position and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans.

84

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

E.	Financial covenants (Cont.):

The bank loans provided to the Company and its subsidiaries (excluding PC’s Group) contain a cross default provisions by which if the Company’s note holders will declare an event of default under the notes and will ask for immediate repayments of all or part of the Company’s Notes it will constitute an event of default under these bank loans. PC Groups’ bank loans contain similar cross default provisions with respect to PC’s notes.

Upon an event of default (whether due to cross-default or otherwise), the relevant lenders would have the right, subject to the terms of the relevant facility arrangements to, amongst other things, declare the borrower’s outstanding debts under the relevant facilities to be due and payable and/or cancel their respective commitments under the facilities, enforce their security, take control of certain assets or make a demand on any guarantees given in respect of the relevant facility.

(2)	Loans in the total amount of NIS 333 million are under non-recourse loan agreements. In the event of default of such a loan, the impact could be that the lender would have recourse only to that the specific property but not to any other assets (since the agreements do not contain cross-collateral provisions).

As for December 31, 2016, the loans financial covenants that may materially impact the Company’s operations and financial position are presented in the table below:

Segment	Financial covenants	Actual ratio	Comments	Balance as of December 31, 2016 (NIS in million)
The Company	LTV (loan to value) < 0.85	0.17	value of the collaterals (Plaza Centers’ shares that are pledged to the Bank and the net value of the Company’s residual rights in the hotel in Romania)	59
Hotel	LTV (loan to value) < 0.65	0.52		369,923
	EBITDA to Debt ratio >10%	14.37
	DSCR (Debt Service Coverage Ratio) > 1.2	1.85
Torun project	LTV (loan to value) < 0.7	0.50		179,116
	DSCR (Debt Service Coverage Ratio) > 1.25	1.94

85

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

E.	Financial covenants: (Cont.)

(3)	PC’s notes financial covenants:

a.	Coverage Ratio Covenant (“CRC”):

The CRC is a fraction calculated based on known Group valuations reports and consolidated financial information available at each reporting period. The CRC to be complied with by the Group is 118% (“Minimum CRC”) in each reporting period. as of December 31, 2016 calculated CRC is 126%.In the event that the CRC is lower than the Minimum CRC, then as from the first cut -off date on which a breach of the CRC has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset (“REA”) owned by PC or its subsidiaries, with the exception that it shall be permitted to sell the REA if it has an obligation to do so which was entered into prior to the said cut-off date, (b) investments in new REA’s; or (c) an investments that regards an existing project of the Company or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the certain loan to cost ratio of the projects are met.

If a breach of the Minimum CRC has occurred and continued throughout a period comprising two consecutive quarterly reports following the first quarterly/year-end report on which such breach has been established, then such breach shall constitute an event of default under the trust deeds and Polish notes terms the bond holder shell be entitled to declare by written notice to PC that all or a part of their respective (remaining) claims become immediately due and payable.

b.	Minimum Cash Reserve Covenant (MCRC):

cash reserve of PC has to be greater than the amount estimated by PC’s management required to pay all administrative and general expenses and interest payments to the Note holders falling due in the following six months, minus sums of proceeds from transactions that have already been signed (by PC or a subsidiary) and closed and to the expectation of the PC’s management have a high probability of being received during the following six months. As for December 31, 2016, the MCRC is maintained.

c.	PC is allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken into account for the required minimal cash reserve).

86

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -	SHARE CAPITAL

Composition:

	Ordinary shares
	of NIS no par value each
	December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	No nominal par value	NIS 1.00 par value	NIS 1.00 par value

Authorized share capital	11,666,667	35,000,000	35,000,000

Issued and outstanding	(*)9,190,808	27,572,426	27,572,426

(*)	On March 31, 2016, the annual general meeting of the Company shareholders approved the reverse split of its ordinary shares such that each 3 ordinary shares will be replaced to one ordinary share of the Company. The reverse spilt occurred on July 27, 2016 and the total number of ordinary shares following the reverse split is 9,190,808.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company’s Articles and the Israeli Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company’s Articles. All Ordinary Shares rank pari passu in all respects with each other.

87

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	OPTIONS PLANS

A.	Options plan adopted by the Company:

Over the years, the Company adopted few option plans. The below summarized the significant terms of the Company’s outstanding option plans as of December 31, 2016:

	Number of options exercisable	Max exercisable number of shares	average exercise price	Vested as of December 31, 2016	average contractual life	Option granted to key personnel
2016 option plan over the Company’s shares (1)	38,445	38,445	13.426 NIS	None	4.78	38,445
2011 plan adopted by the Company over Elbit medical shares (2)	158,592,747	79,296,374	0.13 NIS	136,293,835	1.59	32,149,912
2010 plan adopted by the Company over InSightec shares	430,000	430,000	USD 2	430,000	0.23 years	17,500

(1)	On October 13, 2016, the Company’s general meeting adopted option plan to the Company’s executive Chairmen of the board (“The Chairman”). According to the plan, the Chairman was granted options exercisable into 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis. The exercise price of the options is equal to NIS 13.426 per share. The option term is for 5 years and it will be vested equally over a period of 3 years

The estimated fair value of the options granted to the Chairman was calculated based on the Binomial model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 6

Risk free interest rate (%)	1.11%
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	84.65%
Expected dividend yield	None
Forfeited (%)	-
Total cost of benefit (NIS thousand)	375

88

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	OPTIONS PLANS (Cont.)

A.	Options plan adopted by the Company (Cont.):

(2)	Elbit Medical plan:

	Year ended December 31
	2 0 1 6		2 0 1 5
	Number of options (*)	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	140,035,935	0.14	140,035,935	0.14
Granted (1)	22,298,912	0.10	-	-
Forfeited	(3,742,100)	0.40	-	-
Exercised	-	-	-	-
Balance at the end of the year	158,592,747	0.11	140,035,935	0.14

Options exercisable at the year end	136,293,835	0.13	138,702,602	0.14

(1)	Includes 12,298,913 options granted to the Company’s Chairman of the Board on October 13, 2016 for a period of 5 years and an exercise price of NIS 0.106 per option. The options will be vested equally over a period of 3 years. The estimated fair value of the options granted during 2016 was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 6

Risk free interest rate (%)	1.04%-1.11%
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	57.99%-60.2%
Expected dividend yield	None
Forfeited (%)	-
Total cost of benefit (NIS thousand)	624

B.	Options plan adopted by PC:

Over the years, the PC has adopted few option plans over its shares. The below table summarized the significant terms in respect of PC’s option plans as for December 31, 2016

	Number of options	Max exercisable number of shares	average exercise price	Vested as of December 31, 2016	average contractual life	Option granted to key personnel

PC’s plan	235,520	356,781	GBP 43	235,520	5.06 years	30,000

89

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

A. Income from commercial centers
Sale of trading property	126,019	200,078	201,571
Rental income and management fees	66,417	80,692	105,490
Other	-	3,157	8,171
	192,436	283,927	315,232

B. Revenues from hotel operations and management

Rooms	85,742	91,058	122,360
Food, beverage and other services	40,006	45,419	60,435
Rental of commercial space	10,091	11,409	14,212
	135,839	147,886	197,007

C. Cost of commercial centers

Direct expenses:
Cost of trading property sold	112,346	227,910	205,925
Wages and fringe benefits	1,503	3,341	6,041
Energy costs	3,868	6,073	9,524
Taxes and insurance	4,764	6,999	7,728
Maintenance of property and other expenses	5,351	8,286	12,426
	127,832	252,609	241,644
Other operating expenses:
Wages and fringe benefits	13,497	16,716	17,137
Professional services	8,458	7,638	10,453
Advertising	6,685	7,247	9,571
Other	2,932	5,363	11,614
	31,572	36,964	48,775
Depreciation and amortization	402	787	1,445
	159,806	290,360	291,864

D. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	22,887	30,269	47,668
Food and beverages	10,737	11,600	15,112
Other	33,859	37,693	52,264
	67,483	79,562	115,044
Other operating expenses:
Management fees and reimbursement expenses	4,500	8,453	10,104
Business taxes, insurance and lease payments	6,028	5,352	7,681
Other	324	775	1,243
	10,852	14,580	19,028
Depreciation and amortization	37,032	32,707	39,846
	115,367	126,849	173,918

90

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

E. General and administrative expenses

Wages and fringe benefits	3,744	6,687	15,765
Stock-based compensation expenses	27	1,086	2,909
Depreciation and amortization	19	29	3,339
Expenses relating to the Company’s plan of arrangement	221	412	1,691
Other	6,246	8,464	16,081
	10,257	16,678	39,785

F. Financial expense

Interest and CPI linkage on borrowings	211,290	221,729	197,725
Gain from buy back of notes and bank loan (see note 4 C (4), 9 (**) and 11 D (2))	(78,193)	(55,475)	-
Loss from foreign currency translation differences	31,662	76,084	35,990
Other financial expenses (income)	1,221	(6,050)	3,906
Total financial expenses	165,980	236,288	237,601
Financial expenses capitalized to qualified assets	(21,992)	-	-
	143,988	236,288	237,601

G. Financial income

Interest on deposits and receivables	203	649	2,316
Gain (loss) from foreign currency translation differences	(1,259)	1,505	4,001
	(1,056)	2,154	6,317

H. Change in fair value of financial instruments at FVTPL

Change in fair value of financial instruments measured at FVTPL (mainly notes)	-	-	60,593
Change in fair value of derivatives (mainly swap and forward transactions)	2,707	2,878	12,271
Gain (loss) on marketable securities	-	2,568	(1,432)
	2,707	5,446	71,432

I. Financial gain from debt restructuring

The Company financial gain from restructuring	-	-	1,611,648
PC financial gain from restructuring		-	4,980
	-	-	1,616,628

91

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

J. Write down, charges and other expenses, net

Write down of trading property (i)	189,592	86,717	530,647
realization of foreign currency translation reserve to the profit and loss (iii)	-	(56,063)	-
Initiation expenses (ii)	1,796	6,239	12,637
Other, net (see also note 6A)	(36,031)	1,405	(12,242)
	155,357	38,298	531,042

(i) See note 4B regarding trading property write downs
(ii) Includes mainly cost and expenses in respect of the Group’s operations in India.
(iii) 2015: mainly Due to the realization of the Euro activity in the Hotel segment

K. Earnings per share (*)(**)

Basic and diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (Loss) from continuing operations	(194,830)	(193,024)	1,010,619
Profit (Loss) from discontinued operation	-	6,874	(1,620)
Weighted average number of shares used in computing basic earnings per share (thousands)	9,191	9,191	7,916

(*)	The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures.
(**)	See note 14 for the description of the reverse split of the Company ordinary shares.

NOTE 17 -	RELATED PARTIES

A.	Transactions with related parties:

Transactions between the Company and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

As of December 31, 2016, the Company does not have ultimate controlling party. The Company identifies the following entities as the Company’s related parties: York Capital Management Global Advisors, LLC (“York”) which holds approximate 19.6% of Company’s share capital and Davidson Kempner Capital Management LLC (“DK”) which holds approximate 14.3% of Company’s share capital.

As for the investment agreement in InSightec by York and other investors see note 5 A.

As for undertaking agreement of the Company with DK to invest in PC’s see note 7 B (3)

92

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES (Cont.)

B.	Benefits to key management personnel:

(1)	a.	Insurance policy for the Company’s directors and officers:

The directors and officers of the Company and its subsidiaries (excluding PC and its subsidiaries which are covered under a separate policy - see b below), are covered by directors’ and officers’ liability insurance policy of up to USD 40 million per occurrence and in the aggregate during the duration of the policy. In addition, the directors and officers of the Company (excluding any subsidiary) are covered by additional directors’ and officers’ liability insurance policy of up to USD 20 million per occurrence and in the aggregate during the duration of the policy. The shareholders of the Company have approved the renewal of such policy and the purchase of another directors and officers’ liability insurance policy and the purchase of any other similar policy upon the expiration of such policies, provided that the coverage will not exceed certain premium and that the premium for the renewed policy(ies) will not exceed an amount representing an increase of 20% as compared to the previous year. The insurance policy of the Company will expire on August 20, 2017. In addition to the ongoing police, on the closing of the Company’s plan of Arrangement on February 20,2014 the Company’s then exiting on-going policy has been converted into a Run Off policy which will expired following the elapse of seven years thereafter (i.e., February 20, 2021).

b.	Insurance policy for PC’s directors and officers:

PC maintains Directors’ and Officers’ liability insurance policy, presently at the maximum amount of USD 60 million which will expire on April 2017. The new policy does not exclude past public offering and covers the risk that may be incurred by the Directors through public offerings of equity up to USD 50 million.

c.	Insurance policy for InSightec’s directors and officers:

InSightec’s directors and officers are covered by two insurance policies; (i) Run Off policy, which is valid for a period of 7 years commencing December 2012, covering damages that has occurred until December 2012, and (ii) a second policy covering damages that had occurred or might occur from December 2012 and on. Each policy is up to USD 30 million, including a component of special coverage for risk management (up to an amount of USD 100 thousands) with worldwide coverage. InSightec’s directors and officers insurance includes a retroactive cover and contains a 7 year extended reporting period provision.

d.	Insurance policy for the Gamida’s directors and officers:

Gamida’s directors and officers are covered by D&O liability Insurance Policy. The policy covers claim first made against the insured during the policy period and notified to the insurer during the policy period for any wrongful act in the insured’s capacity as a director or officer of the company - all in accordance with the policy terms and conditions. The policy limit of liability is USD 6 million. Total aggregate for all loss, arising out of all claims made against all insured is under all insurance covers combined.

(2)	As for directors’ indemnification - see note 13C (1-6).

(3)	Options issued to related parties - see note 15.

93

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES (Cont.)

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group’s key management personnel:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Benefits to key management personnel

Salaries, directors’ fees and bonuses	3,373	4,798	4,777
Termination benefits of former key personnel	-	-	1,644
Post-employment benefits	239	257	164
Amortization of stock based compensation expenses	53	866	817
	3,665	5,921	7,402

Number of recipients (excluding directors)	2	2	3

D.	Balances with related parties:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Liabilities:
The Company’s and PC’s traded notes	211,790	340,645
Benefits payable to key management personnel	2,114	2,145
	213,904	342,790

NOTE 18 -	SEGMENTS REPORTING

A.	General:

The Group’s Chief Operating Decision-Maker (“CODM”) reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group’s segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company’s headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e.: financing expenses in respect of non-specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses (income).

94

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

A.	General (Cont.):

Majority of equity method investments are reviewed by the CODM in the same manner as subsidiary companies, i.e. each investment’s income, expenses are reviewed on a separate basis. Accordingly, the amounts within each segment include these components of equity method investments, and are reconciled to the consolidated statements as adjustments.

The amounts considered for review purposes of these investments are as follows:

●	Investments in joint ventures - the amount are adjusted to reflect only the Group’s share in the results and financial position, and thus only the Group’s share (mostly 50%) is included and reviewed.

●	Investments in Insightec (associate) - the amounts included are not adjusted to reflect the Group’s share and accordingly reviewed in its entirety (100%).

For purpose of these financial statements the following business segments were identified:

●	Commercial centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to its sale.

●	Hotel - Hotel operation and management.

●	Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

●	Plots in India - plots designated for sale, initially designated to residential projects.

The Group’s reportable segments for each of the years ended December 31 2016, 2015 and 2014 are: Commercial Centers, Hotel, Medical Industries and devices and Plots in India. All other operations identified by the CODM are included as “other activities”. The assets of a reportable segment include mainly property plant and equipment (with respect to the Hotel) and trading property attributable to the Commercial Centers and the plots in India. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (mainly companies which are engaged in the operation, construction and initiations of commercial centers and hotel) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (mainly notes issued by the Company and PC) were considered as unallocated liabilities.

The accounting policies of all reportable segments are the same as those of the Group, as described in note 2.

In January 2015, the Company realized the fashion apparel segment. Therefore, this segment is no longer considered as a reportable segment, and accordingly was excluded from segmental disclosure for the year ended December 31, 2014 (see note 19).

95

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments:

Year ended December 31, 2016

	Commercial Centers (i)	Hotel	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)

Revenues	210,014	135,839	96,333	-	-	(113,911)	328,275

Segment profit (loss)	(135,061)	27,433	(119,689)	9,354	-	116,361	(101,602)

Financial income (expenses)	60,454	(19,634)	-	-	-		40,820
Share in losses of associates, net	-	-	(7,960)	-	-	(46,352)	(54,312)
Adjustments: Unallocated general and administrative expenses							(10,257)
Unallocated other expenses							(655)
Unallocated financial expenses							(184,807)
Financial income							(1,056)
Change in fair value of financial instruments measured at FVTPL							2,707
Loss before income taxes							(309,162)
Income taxes							(2,906)
Profit from continuing operations							(312,068)
Profit from discontinued operation							-
Loss for the year							(312,068)
Additions to segment assets	94,406	2,473	-	154,598	-	-	251,477
Unallocated							-
Total additions							251,477
Depreciation and amortization of segment assets	306	37,109	-	-	-	-	37,415
Unallocated							-
Total Depreciation and amortization							37,415
Impairment of segment assets	165,028			24,564			189,592
Unallocated							-
Total Impairment							189,592
Assets and Liabilities December 31, 2016:
Segment assets	1,126,871	732,629	-	245,092	6,453	(5,702)	2,105,343
Equity basis investments			15,916			11,033	26,949
Unallocated							128,917
Total Assets related to continued operation							2,261,209
Assets related to discontinued operation							-
Total Assets							2,261,209
Liabilities
Segment liabilities	428,386	381,623	-	3,319	-	(43)	813,285
Unallocated liabilities							1,399,310
Total Liabilities related to continued operation							2,212,595
Liabilities related to discontinued operation							-
Total Liabilities							2,212,595

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.

96

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments: (Cont)

Year ended December 31, 2015

	Commercial Centers (i)	Hotel	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)

Revenues	309,302	147,886	69,432	-	-	(88,095)	438,525

Segment profit (loss)	(74,170)	21,037	(95,805)	(12,325)	-	92,656	(68,607)

Financial income (expenses)	29,605	(31,829)	1,353	-	-	-	(871)
Share in losses of associates, net	-	-	(13,464)	-	-	(29,460)	(42,925)
Adjustments: Unallocated general and administrative expenses							(16,678)
Unallocated other expenses							51,625
Unallocated financial expenses							(238,295)
Financial income							2,154
Change in fair value of financial instruments measured at FVTPL							(2,568)
Loss before income taxes							(316,165)
Income taxes							(5,631)
Profit from continuing operations							(321,796)
Profit from discontinued operation							6,874
Loss for the year							(314,922)
Additions to segment assets	28,562	23,183	-	-	133	-	51,878
Unallocated							-
Total additions							51,878
Depreciation and amortization of segment assets	863	29,124	-	-	38	-	30,025
Unallocated							-
Total Depreciation and amortization							30,025
Impairment of segment assets	85,918	-	-	-	-	-	85,918
Unallocated							-
Total Impairment							100,245
Assets and Liabilities December 31, 2015:
Segment assets	1,579,921	716,280	262,183	247,383	7,081	(599,531)	2,213,318
Equity basis investments	-	-	24,233	-	-	267,950	292,183
Unallocated							198,051
Total Assets related to continued operation							2,703,552
Assets related to discontinued operation							-
Total Assets							2,703,552
Liabilities
Segment liabilities	658,994	268,627	92,664	2,624	-	(217,930)	804,959
Unallocated liabilities							1,594,529
Total Liabilities related to continued operation							2,399,488
Liabilities related to discontinued operation							-
Total Liabilities							2,399,488

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.

97

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments (Cont.):

Year ended December 31, 2014

	Commercial Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)

Revenues	341,937	197,007	92,026	-	-	(107,430)	523,540

Segment profit (loss)	(403,570)	36,418	(90,395)	(51,926)	(32,056)	68,245	(473,284)

Financial expenses	(42,857)	(29,871)	1,788	-	677	-	(70,263)
Share in losses of associates, net	-	-	(6,317)	-	-	(10,981)	(17,298)
Adjustments: Unallocated general and administrative expenses							(39,785)
Unallocated financial expenses							(167,338)
Financial income							6,317
Financial gain from debt restructuring							1,616,628
Change in fair value of financial instruments measured at FVTPL							(71,432)
Profit before income taxes							783,545
Income taxes							2,287
Profit from continuing operations							785,832
Profit from discontinued operation							(1,475)
Loss for the year							784,357
Additions to segment assets	11,906	3,290	-	-	36	-	15,232
Unallocated							-
Total additions							15,232
Depreciation and amortization of segment assets	1,338	40,051	-	-	3,252	-	44,641
Unallocated							-
Total Depreciation and amortization							44,641
Impairment of segment assets	469,047	3,095	-	58,506	-	-	530,648
Unallocated							-
Total Impairment							530,648
Assets and Liabilities December 31, 2014:
Segment assets	2,051,214	940,732	425,010	279,973	17,278	(796,730)	2,917,477
Equity basis investments	-	-	30,837	-	-	318,700	349,537
Unallocated							330,833
Total Assets related to continued operation							3,597,847
Assets related to discontinued operation							63,466
Total Assets							3,661,313
Liabilities
Segment liabilities	952,355	423,031	113,057	53,019	527	(253,752)	1,288,237
Unallocated liabilities							1,629,497
Total Liabilities related to continued operation							2,917,734
Liabilities related to discontinued operation							30,342
Total Liabilities							2,948,076

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.
(ii)	Includes trading property and payments on accounts of trading property.

98

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

C.	Data regarding geographical areas:

(1)	Revenues by geographical areas:

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

East and central Europe(i)	328,275	253,774	435,355
West Europe (mainly in Belgium)	-	27,743	72,537
India	-	150,296	4,348
Other and allocations	-	6,712	11,301
	328,275	438,525	523,540

(I)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Poland	76,724	71,219	75,917
Czech Republic	43,519	9,240	10,434
Romania	138,737	165,360	146,838
Serbia	68,165	3,832	197,270
Other	1,130	4,123	4,896
	328,275	253,774	435,355

(2)	Non-current assets by geographical areas:

The Group’s non-current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

East and central Europe	1,806,273	2,126,079
Israel	24,189	114,810
India	245,091	245,119
	2,075,553	2,486,008

99

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS

The Group’s discontinued operations include mainly the fashion apparel (franchisee of MANGO in Israel). Prior period’s results and cash flows from these operations were presented in these financial statements as discontinued operations.

On January 5, 2015 Elbit Fashion has completed the sale of the operation and business of “Mango” retail stores in Israel from Elbit Fashion to Fox- Wiesel Ltd (the “Closing”) for consideration of approximately NIS 37.7 million. Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the “Mango” retail stores activity, and accordingly the said activity was classified as discontinued operation.

Results of discontinued operations:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
	(Except for per-share data)

Revenues and gains	1,857	164,957

Expenses and losses
Cost of fashion merchandise	4,123	162,589
Financial expenses	-	1,347
other expenses (income), net	(9,140)	1,496
	(5,017)	165,432

Profit (loss) from discontinued operations before income taxes	6,874	(475)

Income tax (income) expenses	-	1,000
Profit (loss) from discontinued operations	6,874	(1,475)

Basic earnings per share	0.25	(0.06)
Diluted earnings per share	0.25	(0.06)

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2015, are attributable to the discontinued fashion apparel operations:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
	(Except for per-share data)
Operating activities	(2,014)	1,506
Other investment activities	37,737	(7,913)
Other financing activities	(2,135)	2,000
Net cash provided by (used in) discontinued operations	33,588	(4,407)

100

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS

A.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories:

(1)	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Financial assets
Cash and cash equivalents	89,688	157,851
Loans and receivables	88,199	69,673
Available for sale financial instruments	4,091	4,296
	181,978	231,820
Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	1,832	3,374
Derivative financial liabilities at fair value as hedging	-	1,977
Financial liabilities at amortized cost	2,051,905	2,204,785
	2,053,737	2,210,136

(2)	Additional information:

As for financing income and expenses resulting from the aforementioned financial instruments - see note 16H.

101

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks:

The operations of the Group expose it to risks that relate to various financial instruments, such as: market risks (including currency risk, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk - is the risk that the fair value or future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases, the Group uses derivatives financial instruments in order to mitigate certain risk exposures.

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board is managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses.

The Group has exposure to the following risks which are related to financial instruments:

(1)	Foreign currency risk:

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure the Group policy is to hold financial assets and liabilities in a currency which is the functional currency or the Group’s entity. The Company’s functional currency is the NIS and its investees use different functional currencies (mainly the EURO, Indian Rupee and the RON).

Foreign Currency Mitigate using selling options

During 2015 and 2014, PC wrote call and put options in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term notes issued in NIS with an expiration date of October 2015, and March 2015. The options activity generated a net cash gain (loss) of NIS (1.5) million and NIS 1 million respectively.

102

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(1)	Foreign currency risk: (Cont.)

The following tables present sensitivity analysis to a change of 10% in the Group’s main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders’ equity (before tax and before capitalizing any exchange results to qualified assets):

As of December 31, 2016:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	501
Cash and deposits	NIS	USD	+10%	181
Cash and deposits	EURO	PLN	+10%	947
Cash and deposits	EURO	USD	+10%	135
Cash and deposits	EURO	USD	+10%	260
				2,024
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(5,908)
Loans at amortized cost	EURO	PLN	+10%	(4,271)
Notes at amortized cost	EURO	NIS	+10%	(67,859)
Loans at amortized cost	RON	EURO	+10%	(36,992)
				(115,030)

As of December 31, 2015:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	1,637
Cash and deposits	EURO	NIS	+10%	857
Cash and deposits	EURO	PLN	+10%	883
Cash and deposits	EURO	RON	+10%	1,163
Cash and deposits	EURO	USD	+10%	1,005
				5,545
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(15,746)
Loans at amortized cost	EURO	PLN	+10%	(5,503)
Notes at amortized cost	EURO	NIS	+10%	(71,615)
Loans at amortized cost	RON	EURO	+10%	(25,344)
				(118,208)

103

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(1)	Foreign currency risk: (Cont.)

As of December 31, 2014:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	3,940
Cash and deposits	NIS	USD	+10%	1,014
Cash and deposits	EURO	PLN	+10%	1,354
Cash and deposits	EURO	RON	+10%	1,041
Cash and deposits	EURO	USD	+10%	729
				8,078
Financial liabilities
Loans at amortized cost	NIS	USD	+10%	(18,329)
Loans at amortized cost	EURO	PLN	+10%	(6,249)
Notes at amortized cost	EURO	NIS	+10%	(70,697)
Loans at amortized cost	RON	EURO	+10%	(29,499)
				(124,774)

(2)	Credit risk:

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

Due to the nature of it activity, the company, which operate at the hotel, are not materially exposed to credit risks stemming from dependence on a given customer. The company examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

(3)	Interest rate risk:

Fair value risk:

A significant portion of the Group’s long term loans and notes bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

For further information see note 11.

104

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(3)	Interest rate risk: (Cont.)

Cash flow risk

Part of the Group’s long term borrowings are bearing variable interest rate (see note 11). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group’s finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate (see note 10 and 11 C (2)).

The following table presents the effect of an increase of 1% in the Libor rate (1% - 2015, 2% - 2014) with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Deposits linked to the EURO	-	-	359
Loans, notes and convertible notes linked to the USD	-	-	(3,666)
Loans linked to the EURO (*)	(3,918)	(5,928)	(13,584)
Notes linked to the PLN	(427)	(550)	(1,250)
Loans linked to the INR	-	-	(2,085)
	(4,345)	(6,478)	(20,595)

(*) Not include loan in the amount of NIS 370 million that starting from July 2017, will be hedge by fix interest rate. (see note 11 C (2))

(4)	Liquidity risk

The Group’s capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)	Interest and principal payments on the Group notes and loans;

(ii)	Payment of general and administrative expenses;

As for the Company’s and PC’s going concern and financial positon - see note 1 C, 1 D and 7 B (2) respectively.

105

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(4)	Liquidity risk: (Cont.)

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2016:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	29,376	29,719	30,495	334,890	-	424,480
PC’s notes linked to the Israeli CPI (i)	211,934	152,116	387,256	61,481	-	812,787
Notes linked to the Israeli CPI	17,770	303,564	310,486	-	-	631,820
	259,080	485,398	728,237	396,371	-	1,869,086
Borrowing with variable interest rate
Loans linked to the EURO	261,453	9,923	10,588	89,784	53,240	424,988
Notes linked to the PLN	16,542	30,393	-	-	-	46,934
	277,994	40,316	10,588	89,784	53,240	471,921
Suppliers, payable and other credit balances	53,532	-	-	1,972		55,504

Total financial liabilities	590,606	525,714	738,825	488,127	53,240	2,396,511

Financial assets
Cash and cash equivalent	89,688	-	-	-	-	89,688
Short term deposits	39,527	-	-	-	-	39,527
Trade receivables and other receivables	54,577	-	-	-	-	54,577
Long term deposits, loans and investments	-	2,827	-	13,593	-	16,420
Total financial assets	183,792	2,827	-	13,593	-	200,212

(i)	This note assumes the minimum contractual payments on the debentures to achieve the Deferral see note 11 E.

106

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(4)	Liquidity risk: (Cont.)

As of December 31, 2015:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	261,039	-	-	-	-	261,039
PC’s notes linked to the Israeli CPI (i)	356,514	78,070	260,741	204,306	44,209	943,840
Notes linked to the Israeli CPI	23,432	23,432	400,291	310,701	-	757,855
	640,985	101,502	661,032	515,007	44,209	1,962,735
Borrowing with variable interest rate
Loans linked to the EURO	156,941	372,946	102,446	-	-	632,333
Notes linked to the PLN	33,453	2,366	28,318	-	-	64,136
	190,394	375,312	130,763	-	-	696,469
Suppliers, payable and other credit balances	57,291	-	1,523	-	-	58,814

Total financial liabilities	888,670	476,814	793,318	515,007	44,209	2,718,018

Financial assets
Cash and cash equivalent	157,851	-	-	-	-	157,851
Short term deposits	30,075	-	-	-	-	30,075
Trade receivables and other receivables	25,447	-	-	-	-	25,447
Long term deposits, loans and investments	-	17,517	2,785	1,596	-	21,898
Total financial assets	213,374	17,517	2,785	1,596	-	235,272

(i)	As PC’s primary objective was to obtain the Deferral, this liquidity risk note is taking into account PC repayment in 2016 of the minimum net amount, as mentioned in note 11 E.

107

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NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(5)	Consumer Price Index (“CPI”) risk

A significant part of the Group borrowings consists of notes raised by the Company and PC in the Tel Aviv Stock Exchange which are linked to the increase in the Israeli CPI above the base index at the date of the notes issuance. An increase of 2% in the Israeli CPI in 2016 (2% - 2016, 3% - 2014) will cause an increase in the Group finance expenses for the years ended December 31, 2016, 2015 and 2014 (before tax) in the amount of NIS 23 million, NIS 25 million and NIS 45.9 million, respectively.

(6)	Collaterals:

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Long term borrowings	38,117	19,112
Guarantees provided by the Group	2,363	15,943
	40,480	35,055

108

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

D.	Fair value of financial instruments:

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)	Fair value of financial instruments:

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements.

Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate.

Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by the Group may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a.	Financial instruments included in current and noncurrent assets and current liabilities (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operation, loans and deposits which bear variable interest rate, short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.	Financial instruments included in long-term liabilities - the fair value of the traded liabilities (notes) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

109

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

D.	Fair value of financial instruments: (Cont.)

(3)	Fair value levels:

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the book value and fair value of the Group’s financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		December 31
		2 0 1 6		2 0 1 5
		Book Value	Fair Value	Book Value	Fair Value
	Level	(In thousands NIS)

Long- term loans at fixed interest rate	Level 3	(369,923)	(369,923)	(254,010)	(254,010)
Notes	Level 1	(1,219,929)	(1,071,436)	(1,324,437)	(1,120,926)
		(1,589,852)	(1,441,359)	(1,578,447)	(1,374,936)

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ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	SUBSEQUENT EVENTS

A.	On February 1, 2017 PC has completed the sale of Suwałki Plaza commercial center in Poland to an investment fund for EUR 42.3 million (NIS 171 million). On completion PC has received approximately EUR 16 million (NIS 65 million) net cash, after the repayment of the bank loan (approximately EUR 26.6 million), and other working capital adjustments.

B.	On February 21, 2017 PC’s wholly owned subsidiaries has concluded the sale of David House office building in Budapest, Hungary for circa EUR 3.2 million (NIS13 million).

C.	On February 23, 2017 PC concluded the sale of a 26,057 sqm plot of land in Shumen, Bulgaria for approximately EUR 1 million (NIS 4 million)

D.	On March 2, 2017, an indirect subsidiary of the PC, has successfully completed the sale of Belgrade Plaza commercial center, by one of its subsidiaries (the “SPV”), to a subsidiary of BIG Shopping Centers Ltd. (the “Purchaser”).

The shopping center, which is scheduled to open in April 2017 and PC will remain responsible for the development and leasing of the asset until the opening. PC’s subsidiary shall pay all related development costs until the opening through a line of credit from a financing bank which was previously agreed for the development of Belgrade Plaza to a maximum amount of EUR 42.5 million (NIS 172 million).

Following the successful sale, PC has now received an initial advance payment of approximately EUR 31.5 million (NIS 127 million) from the Purchaser for the sale of 100% of the SPV. This will be followed by further payments during the first 12 months of operation, which are subject to certain operational targets and milestones being met. BIG Shopping Centers Ltd. has provided a guarantee to secure these future payments.

The final agreed value of Belgrade Plaza, will be calculated based on a general cap rate of 8.25% on the sustainable NOI after 12 months of operation, which PC estimates will be approximately EUR 7.2-7.5 million per annum. Parts of the NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

E.	On March 8, 2017 the Company was informed by Gamida, that Gamida has signed a non-binding Term sheet (“TS”) with investment fund (“Investment Fund”) with respect to investment in Gamida.

According to the TS, the Investment Fund shall lead an investment of USD 30 million, with additional investors, at a pre-money value of USD 120 million (the “Investment”). As a consideration, the Investment Fund and the additional investors shall acquire preferred shares and options for preferred shares of Gamida and will be entitled to some additional rights, including certain anti-dilution rights in Gamida.

As of the date herein, there is no certainty that a definitive agreement will be signed and/or that additional investors will participate in the Investment and/or that the Investment will be completed.

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